     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2017.
                                                         FILE NOS. 333-811-03240
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              Pre-Effective Amendment No.                   []


                              Post-Effective Amendment No.                  []

                                     and/or

                             REGISTRATION STATEMENT
                                     UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                  Amendment No.                             []


                        (CHECK APPROPRIATE BOX OR BOXES)

                                 ------------

         THE VARIABLE ANNUITY LIFE INSURANCE COMPANY SEPARATE ACCOUNT A
                           (Exact Name of Registrant)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              (Name of Depositor)


                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
             (Address of Depositor's Principal Offices) (Zip Code)


       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (713) 831-3150


                               MARK MATTHES, ESQ.
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
      (Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in The Variable Annuity Life Insurance Company Separate Account A of The Variable Annuity Life Insurance Company under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE VARIABLE ANNUITY LIFE INSURANCE COMPANY SEPARATE ACCOUNT A


                             CROSS REFERENCE SHEET


                              PART A -- PROSPECTUS


                                   ITEM NUMBER
                                   IN FORM N-4                                                       CAPTION
---------------------------------------------------------------------------------- ------------------------------------------
1.    Cover Page..................................................................  Cover Page
2.    Definitions.................................................................  Glossary of Terms
3.    Synopsis....................................................................  Fee Tables; Highlights
4.    Condensed Financial Information.............................................  Fee Tables; Selected Purchase Unit Data
5.    General Description of Registrant, Depositor and Portfolio Companies........  General Information; Fixed and Variable
                                                                                    Account Option(s)
6.    Deductions..................................................................  Fee Tables; Fees and Charges
7.    General Description of Variable Annuity Contracts...........................  Highlights; General Information; Purchase
                                                                                    Period; Transfers Between Investment
                                                                                    Options; Other Contract Features
8.    Annuity Period..............................................................  Payout Period
9.    Death Benefit...............................................................  Death Benefits
10.   Purchases and Contract Value................................................  Purchase Period; Surrender of Account
                                                                                    Value
11.   Redemptions.................................................................  Surrender of Account Value
12.   Taxes.......................................................................  Federal Taxes Matters
13.   Legal Proceedings...........................................................  Legal Proceedings
14.   Table of Contents of Statement of Additional Information....................  Table of Contents of
                                                                                    Statement of Additional Information



                 PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.


                    ITEM NUMBER
                    IN FORM N-4                                      CAPTION
--------------------------------------------------- ----------------------------------------
15.   Cover Page...................................  Cover Page
16.   Table of Contents............................  Table of Contents
17.   General Information and History..............  General Information (P); Fixed and
                                                     Variable Account Option(s) (P)
18.   Services.....................................  General Information (P); Experts
19.   Purchase of Securities Being Offered.........  Purchase Period (P)
20.   Underwriters.................................  Distribution of Variable Annuity
                                                     Contracts; General Information (P)
21.   Calculation of Performance Data..............  Not Applicable
22.   Annuity Payments.............................  Payout Period (P); Purchase Unit Value;
                                                     Payout Payments
23.   Financial Statements.........................  General Information (P); Experts

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

The Variable Annuity Life Insurance Company
Separate Account A
Units of Interest Under Individual
Fixed and Variable Deferred Annuity Contract
Portfolio Director(R) Freedom Advisor                        [          , 2017]

Prospectus

The Variable Annuity Life Insurance Company ("VALIC") offers the Portfolio Director(R) Freedom Advisor individual fixed and variable annuity contract (referred to as "Portfolio Director" in this prospectus), which is comprised of an array of Variable Account Options and available Fixed Account Options described in this prospectus (the "Contract"). The Contract is intended to be used where you have engaged an investment adviser to provide investment advice regarding the periodic allocation of investments within the Contract.

The Contract is available as an individual retirement annuity (IRA) or as a non-qualified contract. If you are considering funding an IRA with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the IRA itself. You should fully discuss this decision with your financial advisor.

--------------------------------------------------------------------------------

Please read this prospectus carefully before investing in the Contract. It contains important information about the Contract, including material features of the Contract.

A Statement of Additional Information, dated [          , 2017], contains
additional information about the Contract and is part of this prospectus. For a free copy call 1-800-448-2542. The table of contents for the Statement of Additional Information ("SAI") is shown at the end of this prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

Investment in the Contract is subject to risk that may cause the value of your investment to fluctuate, and when the Contract is surrendered, the value may be higher or lower than your Purchase Payments.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Variable Account Options
--------------------------------------------------------------------------------

    VALIC Company I Funds               VALIC Company II Funds
    Asset Allocation Fund               Aggressive Growth Lifestyle Fund
    Blue Chip Growth Fund               Capital Appreciation Fund
    Broad Cap Value Income Fund         Core Bond Fund
    Capital Conservation Fund           Conservative Growth Lifestyle Fund
    Core Equity Fund                    Government Money Market II Fund
    Dividend Value Fund                 High Yield Bond Fund
    Emerging Economies Fund             International Opportunities Fund
    Foreign Value Fund                  Large Cap Value Fund
    Global Real Estate Fund             Mid Cap Growth Fund
    Global Social Awareness Fund        Mid Cap Value Fund
    Global Strategy Fund                Moderate Growth Lifestyle Fund
    Government Securities Fund          Small Cap Growth Fund
    Growth Fund                         Small Cap Value Fund
    Growth & Income Fund                Socially Responsible Fund
    Health Sciences Fund                Strategic Bond Fund
    Inflation Protected Fund
    International Equities Index Fund
    International Government Bond Fund
    International Growth Fund
    Large Cap Core Fund
    Large Capital Growth Fund
    Mid Cap Index Fund
    Mid Cap Strategic Growth Fund
    Government Money Market I Fund
    Nasdaq-100(R) Index Fund
    Science & Technology Fund
    Small Cap Aggressive Growth Fund
    Small Cap Fund
    Small Cap Index Fund
    Small Cap Special Values Fund
    Small-Mid Growth Fund
    Stock Index Fund
    Value Fund

Table of Contents
--------------------------------------------------------------------------------

                                                               Page
                                                               ----

Glossary of Terms.............................................   3

Fee Tables....................................................   4

Highlights....................................................   6

General Information...........................................   7
   About the Contract.........................................   7
   About VALIC................................................   7
   About VALIC Separate Account A.............................   7
   Units of Interest..........................................   8
   Distribution of the Contract...............................   8
   Administration of the Contract.............................   8

Fixed and Variable Account Options............................   8
   Fixed Account Options......................................   8
   Variable Account Options...................................   9

Purchase Period...............................................  12
   Account Establishment......................................  12
   When Your Account Will Be Credited.........................  12
   Purchase Units.............................................  12
   Calculation of Value for Fixed Account Options.............  12
   Calculation of Value for Variable Account Options..........  13
   Stopping Purchase Payments.................................  13

Advisory Program..............................................  13
   Advisory Agreement and Fees................................  13
   Reallocations & Transactions Instructions..................  13
   Termination of the Advisory Program........................  14

Transfers Between Investment Options..........................  14
   Policy Against Market Timing and Frequent Transfers........  14
   Effective Date of Transfer.................................  15
   Transfers During the Payout Period.........................  15

Fees and Charges..............................................  15
   Premium Tax Charge.........................................  15
   Separate Account Charges...................................  15
       Separate Account Expense Reimbursements or Credits.....  16
   Other Charges..............................................
       Advisory Program Fees..................................  16

Payout Period.................................................  16
   Fixed Payout...............................................  16
   Assumed Investment Rate....................................  16

                                                                 Page
                                                                 ----
   Variable Payout..............................................  16
   Combination Fixed and Variable Payout........................  17
   Partial Annuitization........................................  17
   Payout Date..................................................  17
   Payout Options...............................................  17
   Payout Information...........................................  18

Surrender of Account Value......................................  18
   When Surrenders Are Allowed..................................  18
   Surrender Process............................................  18
   Amount That May Be Surrendered...............................  18
   Partial Surrenders...........................................  18
   Forced Surrenders............................................  19

Exchange Privilege..............................................  19

Death Benefits..................................................  19
   The Process..................................................  19
   Beneficiary Information......................................  19
   Special Information for Nonqualified Contracts...............  19
   During the Purchase Period...................................  19
   Interest Guaranteed Death Benefit............................  20
   Standard Death Benefit.......................................  20
   During the Payout Period.....................................  21

Other Contract Features.........................................  21
   Changes That May Not Be Made.................................  21
   Change of Beneficiary........................................  21
   Contingent Owner.............................................  21
   Cancellation -- The "Free Look" Period.......................  21
   We Reserve Certain Rights....................................  21

Voting Rights...................................................  22
   Who May Give Voting Instructions.............................  22
   Determination of Fund Shares Attributable to Your Account....  22
       During the Purchase Period...............................  22
       During the Payout Period or after a Death Benefit
         Has Been Paid..........................................  22
   How Fund Shares Are Voted....................................  22

Federal Tax Matters.............................................  22
   Tax Consequences in General..................................  23
   U.S. Department of Labor Fiduciary Regulation................  24

Legal Proceedings...............................................  24

Financial Statements............................................  24

Table of Contents of Statement of Additional Information........  24

Glossary of Terms
--------------------------------------------------------------------------------


Unless otherwise specified in this prospectus, the words "we," "us," "our," "Company," and "VALIC" mean The Variable Annuity Life Insurance Company and the words "you" and "your" mean the individual purchasing a Contract.

Other specific terms we use in this prospectus are:

Account Value -- the total sum of your Fixed Account Option and/or Variable Account Option that has not yet been applied to your Payout Payments.

Advisory Program -- the investment advice service provided by your third party Investment Adviser.

Annuitant -- the individual (in most cases, you) to whom Payout Payments will be paid.

Annuity Service Center -- VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105.

Assumed Investment Rate -- The rate used to determine your first monthly payout payment per thousand dollars of account value in your Variable Account Option.

Beneficiary -- the individual designated to receive Payout Payments upon the death of the Annuitant.

Business Day -- any weekday that the New York Stock Exchange ("NYSE") is open for trading. Normally, the NYSE is open Monday through Friday through 4:00 p.m. Eastern time ("Market Close"). On holidays or other days when the NYSE is closed, such as Good Friday, the Company is not open for business.

Code -- the Internal Revenue Code of 1986, as amended.

Contract Owner -- the individual to whom the Contract is issued.

Division -- the portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of VALIC Separate Account A.

Fixed Account Option -- an account that is guaranteed to earn at least a minimum rate of interest while invested in VALIC's general account.

Home Office -- located at 2929 Allen Parkway, Houston, Texas 77019.

Investment Adviser -- is your investment adviser that you have engaged to provide services as part of the Advisory Program. VALIC is not an investment adviser within the Advisory Program and does not provide any advice under the Advisory Program.

Mutual Fund or Fund -- the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

Payout Payments -- annuity payments withdrawn in a steady stream during the Payout Period.

Payout Period -- the time when you begin to withdraw your money in Payout Payments. This may also may be called the "Annuity Period."

Payout Unit -- a measuring unit used to calculate Payout Payments from your Variable Account Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Account Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the VALIC Separate Account A Division.

Proof of Death -- a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC.

Purchase Payments -- an amount of money you pay to VALIC to receive the benefits of a Contract.

Purchase Period -- the accumulation period or time between your first Purchase Payment and the beginning of your Payout Period (or surrender). Also may be called the "Accumulation Period."

Purchase Unit -- a unit of interest owned by you in your Variable Account
Option.

Systematic Withdrawals -- payments withdrawn on a regular basis during the Purchase Period.

VALIC Separate Account A or Separate Account -- a segregated asset account established by VALIC under the Texas Insurance Code. The purpose of the VALIC Separate Account A is to receive and invest your Purchase Payments and Account Value in the Variable Account Option, if selected.

Variable Account Option -- investment options that correspond to Separate Account Divisions available under the Contract.

Fee Tables
--------------------------------------------------------------------------------

 The following tables describe the fees and expenses that you may pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.

 Contract Owner Transaction Expenses

Surrender Charge                                                 None
----------------------------------------------------------------------
State Premium Taxes (as a percentage of the amount annuitized)  0-3.5%
----------------------------------------------------------------------

 The next tables describe the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Variable Account Option fees and expenses.

 Separate Account Charges

Variable Account Option Maintenance Charge                                                  None
--------------------------------------------------------------------------------------------------
                                                                                           Annual
                                                                                          Separate
Mortality and Expense Risk Separate Account Charges for each Variable Account Option (1)  Account
(as a percentage of assets invested):                                                     Fee (%)
--------------------------------------------------------------------------------------------------
   VALIC Company I Funds (33 Funds) (2)                                                     0.60
--------------------------------------------------------------------------------------------------
   VALIC Company II Funds (15 Funds) (2)                                                    0.35
--------------------------------------------------------------------------------------------------

 Underlying Mutual Fund Expenses

 The next table shows the minimum and maximum total operating expenses charged by the Mutual Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Mutual Fund's fees and expenses is contained in the prospectus for each Mutual Fund.

Total Annual Mutual Fund Operating Expenses                                               Minimum Maximum
----------------------------------------------------------------------------------------------------------
(Expenses that are deducted from the assets of a Mutual Fund, including management fees,
distribution and/or service (12b-1) fees, and other expenses)                              0.34%  1.29%(3)
----------------------------------------------------------------------------------------------------------

--------
 Footnotes to the Fee Tables

 (1) See "Purchase Unit Value" in the SAI for a discussion of how the separate account charges impact the calculation of each Division's unit value.

 (2) See cover page for a list of the VALIC Company I and VALIC Company II Variable Account Options offered by this prospectus.

 (3) The Mutual Fund with the highest operating expenses is the VC II Small Cap Growth Fund. The Fund's adviser has contractually agreed to waive its fees and/or reimburse expenses through December 31, 2018 to the extent that the Fund's Total Annual Fund Operating Expenses exceed 1.16%. This contractual expense arrangement can be changed by approval of a majority of the Fund's Board of Trustees. See the Fund prospectus for additional information regarding the contractual expense limitation. While the VC II Small Cap Growth Fund is the underlying Fund with the maximum total operating expenses within the Contract, the VC I International Growth Fund has the highest combined total operating expenses and Separate Account Charges (1.10% and 0.60%, respectively).

--------------------------------------------------------------------------------

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and the Variable Account Option fees and expenses. Each example assumes that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Neither example includes the effect of premium taxes upon annuitization, which, if reflected, would result in higher costs. Your actual costs may be higher or lower than the examples below.

The first example assumes you invest in the Variable Account Option with the maximum total fund expenses (1.10%) and Separate Account Charges (0.60%) for a total combined expenses of 1.70% (VC I International Growth Fund).

                        1 Year 3 Years 5 Years 10 Years
                        ------ ------- ------- --------
                         $173   $536    $924     $201

The second example assumes you invest in the Variable Account Option with the minimum total fund expenses (0.34%) and associated Separate Account Charges (0.60%) for a total combined expenses of 0.94% (VC I Stock Index Fund).

                        1 Year 3 Years 5 Years 10 Years
                        ------ ------- ------- --------
                         $96    $300    $521    $1,159

Note: These examples should not be considered representative of past or future expenses for any Variable Account Option or for any Mutual Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. These examples do not include advisory fees you may pay pursuant to an Advisory Program, which fees are not Contract fees but are separate fees payable to your Investment Adviser.

Selected Purchase Unit Data

Prior to the date of this Prospectus, the Contract had not been offered for sale and, as a result, selected purchase unit data is not yet available with respect to the Variable Account Options.

Highlights
--------------------------------------------------------------------------------

The Portfolio Director Freedom Advisor annuity is a Contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a Contract. The Contract will only be issued where you have engaged an Investment Adviser to provide investment advice regarding the periodic allocation of investments within the Contract (the "Advisory Program"). At Contract issuance and periodically thereafter, your Purchase Payments will be allocated among the Variable and Fixed Account Options in accordance with your Advisory Program. Like all deferred annuities, the Contract has a Purchase Period and a Payout Period. During the Purchase Period, you invest money in your Contract. The Payout Period begins when you start receiving income payments from your annuity to provide for your retirement.

Purchase Requirements: Purchase Payments may be made at any time and in any amount, subject to VALIC or Code limitations. The maximum single payment that may be applied to any account without prior Home Office approval is $1,000,000. The minimum initial Purchase Payment is $25,000. The maximum purchase age at which Purchase Payments will be accepted is 85. For more information on Purchase Payments, refer to the "Purchase Period."

Right to Cancel: You may cancel your Contract within 20 days after receiving it (or whatever period is required in your state). We will return your original Purchase Payment or whatever your Contract is worth on the day that we receive your request, depending on your state law. See "Other Contract Features."

Expenses: There are fees and charges associated with the Contract. We also deduct Separate Account Charges of up to 0.60% annually of the average daily value of your Contract allocated to the Variable Account Options. While you are enrolled in an Advisory Program, you will pay an Advisory Program Fee to your Investment Adviser. See the "Fee Tables" and "Fees and Charges."

Federal Tax Information: Although deferred annuity contracts such as Portfolio Director can be purchased with after-tax dollars, they are primarily used in connection with retirement programs that already receive favorable tax treatment under federal law.

Annuities used to fund IRAs generally defer payment of taxes and earnings until withdrawal. If you are considering an annuity to fund an IRA, you should know that an annuity generally does not provide additional tax deferral beyond the IRA itself. Annuities, however, may provide other important features and benefits such as the income payout option, which means that you can choose to receive periodic payments for the rest of your life or for a certain number of years, and a minimum guaranteed death benefit, which protects your Beneficiaries if you die before you begin the income payout option. Before purchasing a deferred annuity for use in IRA, you should seek tax advice from your own tax advisor. For a more detailed discussion of these income tax provisions, see "Federal Tax Matters."

Advisory Program: The Contract is only available if you have engaged an Investment Adviser to provide investment advice regarding the periodic allocation of investments in the Contract. With your Contract application, your Investment Adviser (or investment advisory representative) will collect certain information in order to provide you with investment advice, which information may include but is not limited to your investment goals/objectives, investment experience, risk tolerance, and investment horizon. Based on this information, your Investment Adviser will provide allocation instructions to VALIC specifying how your initial Purchase Payment should be allocated among the Variable and Fixed Account Options available in the Contract. Thereafter, as frequently as monthly your Investment Adviser may change investment allocations or rebalance your Account Value.

The Advisory Program is between you and your Investment Adviser and requires that you enter into an investment advisory agreement with your Investment Adviser. VALIC is not providing any advice under the Advisory Program. You may terminate your Advisory Program at any time. See "Advisory Program."

Surrender Charges: There are no surrender or withdrawal charges under the Contract. Withdrawals are always subject to federal tax restrictions, which may include a tax penalty on withdrawals made prior to age 59 1/2, unless an exception applies.

Access to Your Money: You may withdraw money from your Contract during the Purchase Period. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Payout Period are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. See "Surrender of Account Value" and "Federal Tax Matters."

Transfers: While enrolled in the investment advisory program, you may not make transfers among investment options. If the Advisory Program is terminated, you may transfer your Account Value among the investment options in the Contract, subject to certain rules. There is no charge to transfer your Account Value among the investment options. After a transfer into the Short-Term Fixed Account, those monies must remain there for at least 90 days before it can be transferred to other investment options. Up to 20% of your Account Value in the Fixed Account Plus may be transferred during each Contract Year to other investment options. If you transfer assets from Fixed Account Plus to another investment option, any assets transferred back into Fixed Account Plus within 90 days will receive a different rate of interest, than that paid for new Purchase Payments.

Once you begin receiving payments from your account (called the Payout Period), you may then transfer funds among Variable Account Options once each 365 days.

--------------------------------------------------------------------------------


Income Options: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis, or a combination of both and you may elect to annuitize all or a portion of your Account Value. You may also choose from five different income options, including an option for income that you cannot outlive. See "Payout Period."

Death Benefits: Portfolio Director will pay death benefits during either the Purchase Period or the Payout Period. The death benefits are automatically included in your Contract for no additional fee. If death occurs during the Purchase Period, Portfolio Director offers an interest-guaranteed death benefit or the standard death benefit. If death occurs during the Payout Period, your Beneficiary may receive a death benefit depending on the Payout Option selected. Note that the death benefit provisions may vary from state to state. See "Death Benefits."

Inquiries: If you have questions about your Contract, call your financial advisor or contact us at 1-800-448-2542.

 Please read the prospectus carefully for more detailed information regarding these and other features and benefits of the Contract, as well as the risks of investing.

General Information
--------------------------------------------------------------------------------

About the Contract

The Contract was developed to help you save money for your retirement.

The retirement savings process with the Contracts will involve two stages: the accumulation Purchase Period, and the annuity Payout Period. The accumulation period is when you make contributions into the Contracts called "Purchase Payments." The Payout Period begins when you decide to annuitize all or a portion of your Account Value. For more information, see "Purchase Period" and "Payout Period."

About VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life Insurance Company of America Incorporated, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as Variable Annuity Life Insurance Company of Texas. On November 5, 1968, the name was changed to The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Portfolio Director. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, SunAmerica Financial Group, Inc., formerly American General Corporation ("SAFG"), a holding company and VALIC's indirect parent company, was acquired by American International Group, Inc., a Delaware corporation ("AIG"). As a result, VALIC is an indirect, wholly-owned subsidiary of AIG. AIG is a leading international insurance organization serving customers in more than 100 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

More information about AIG may be found in the regulatory filings AIG files from time to time with the SEC at www.sec.gov.

About VALIC Separate Account A

When you direct money to the Contract's Variable Account Options, you will be sending that money through VALIC Separate Account A. You do not invest directly in the Mutual Funds made available in the Contract. VALIC Separate Account A invests in the Mutual Funds on behalf of your account. VALIC acts as self custodian for the Mutual Fund shares owned through the Separate Account. VALIC Separate Account A is made up of what we call "Divisions." Each Division invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, (the "1940 Act"). Units of interest in VALIC Separate Account A are registered as securities under The Securities Act of 1933, as amended (the "1933 Act").

VALIC Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, VALIC Separate Account A may not be charged with the liabilities of any other Company operation. As stated in the Contract, the Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to the Contract be held

--------------------------------------------------------------------------------

exclusively for the benefit of the Contract owner, annuitants, and beneficiaries of the Contracts. The commitments under the Contracts are VALIC's, and AIG and SAFG have no legal obligation to back these commitments.

Units of Interest

Your investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to VALIC Separate Account A.

Distribution of the Contract

As of the date of this prospectus, the principal underwriter and distributor for VALIC Separate Account A is AIG Capital Services, Inc. ("ACS" or "Distributor"). ACS, an affiliate of the Company, is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4922. For more information about the Distributor, see "Distribution of Variable Annuity Contracts" in the SAI.

The Contract is sold by licensed insurance agents who are registered representatives of VALIC Financial Advisors, Inc. ("VFA"), which is an SEC-registered broker-dealer and member of the Financial Industry Regulatory Authority. VALIC receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of VFA representatives.

VFA representatives who sell the Contracts do not receive commission payments and, instead, in their role as investment advisory representatives, receive a portion of the investment advisory fees paid pursuant to the Advisory Program.

Administration of the Contracts

VALIC is responsible for the administrative servicing of your Contract. Please contact the Annuity Service Center at 1-800-448-2542, if you have any comments, questions or service requests.

Business Disruption and Cyber Security Risks. VALIC relies heavily on interconnected computer systems and digital data to conduct its variable product business activities. Because VALIC's business is highly dependent upon the effective operation of its computer systems and those of its business partners, VALIC's business is vulnerable to disruptions from physical disruptions and utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting VALIC, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect VALIC and your Contract value. For instance, systems failures and cyber-attacks may interfere with the processing of Contract transactions, including the processing of orders from VALIC's website or with the underlying Funds, impact VALIC's ability to calculate Purchase Unit Values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject VALIC and/or its service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that VALIC or the underlying Funds or VALIC's service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.

Fixed and Variable Account Options
--------------------------------------------------------------------------------

The Contracts offers several Variable Account Options and two Fixed Account Options.

This prospectus describes a Contract in which units of interest in VALIC's Separate Account A are offered. Portfolio Director will allow you to accumulate retirement dollars in Fixed Account Options and/or Variable Account Options. Variable Account Options are referred to as Divisions (subaccounts) in VALIC Separate Account A. Each Separate Account Division represents our investment in a different mutual fund. This prospectus describes only the variable aspects of Portfolio Director except where the Fixed Account Options are specifically mentioned.

Fixed Account Options

Portfolio Director features two guaranteed fixed options that are each part of the general account assets of the Company. These assets are invested in accordance with applicable state regulations to provide fixed-rate earnings and guarantee safety of principal. The guarantees are backed by the claims-paying ability of the Company, and not the Separate Account. The Fixed Account Options are not subject to regulation under the 1940 Act and are not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to Fixed Account Options. However, federal securities law does require such data to be accurate and complete.

--------------------------------------------------------------------------------


       Fixed Account Options              Investment Objective
       ---------------------              --------------------
       Fixed Account Plus        This account provides fixed-return
                                 investment growth for the long-term. It
                                 is credited with interest at rates set
                                 by VALIC. The account is guaranteed to
                                 earn at least a minimum rate of
                                 interest as shown in your Contract.
                                 Your money may be credited with a
                                 different rate of interest depending on
                                 the time period in which it is
                                 accumulated. Purchase Payments
                                 allocated to a Fixed Account Plus will
                                 receive a current rate of interest. If
                                 you transfer assets from Fixed Account
                                 Plus to another investment option, any
                                 assets transferred back into Fixed
                                 Account Plus within 90 days will
                                 receive a different rate of interest,
                                 than that paid for new Purchase
                                 Payments.

       Short-Term Fixed Account  This account provides fixed-return investment growth for the short-term.
                                 It is credited with interest at rates
                                 set by VALIC, which may be lower than
                                 the rates credited to Fixed Account
                                 Plus, above. The account is guaranteed
                                 to earn at least a minimum rate of
                                 interest as shown in your Contract.
                                 Your money may be credited with a
                                 different rate of interest depending on
                                 the time period in which it is
                                 accumulated.

Generally, a current interest rate is declared at the beginning of each calendar month, and is applicable to new contributions received during that month. Interest is credited to the account daily and compounded at an annual rate. VALIC guarantees that all contributions received during a calendar month will receive that month's current interest rate for the remainder of the calendar year. Our practice, though not guaranteed, is to continue crediting interest at that same rate for such purchase payments for one additional calendar year. Thereafter, the amounts may be consolidated with contributions made during other periods and will be credited with interest at a rate which the Company declares annually on January 1 and guarantees for the remainder of the calendar year. This interest crediting policy is subject to change, but any changes made will not reduce the current rate below your contractually guaranteed minimum or reduce monies already credited to the account.

Variable Account Options

The Contracts enable you to participate in Divisions that represent the Variable Account Options shown below. These Divisions comprise all of the Variable Account Options that are made available through VALIC Separate Account A.

The Variable Account Options shown below are grouped by asset class (e.g., domestic large-cap equity, small-cap equity, fixed income, and others). We also identify each Fund's investment adviser and, if applicable, investment sub-adviser. See the separate Fund prospectuses for more detailed information on each Fund's management fees and total expenses, investment objective, strategies and risks, as well as a history of any changes to a Fund's investment adviser or sub-adviser. You should read the prospectuses carefully before investing. Additional copies are available from VALIC at 1-800-448-2542 or online at www.valic.com.

Shares of certain of the Mutual Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Mutual Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding, such as potential conflicts of interest due to differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Mutual Fund's prospectus.

Investors seeking to achieve long term retirement security generally are encouraged to give careful consideration to the benefits of a well balanced and diversified investment portfolio. As just one example, investing one's total retirement savings in a limited number of investment options may cause that individual's retirement savings to not be adequately diversified. Spreading those assets among different types of investments can help an investor achieve a favorable rate of return in changing market or economic conditions that may cause one category of assets or particular security to perform very well while causing another category of assets or security to perform poorly. Of course, diversification is not a guarantee of gains or against losses. However, it can be an effective strategy to help manage investment risk. The United States Department of Labor provides information about the importance of diversification online at www.dol.gov/ebsa/investing.html.

SunAmerica Asset Management, LLC ("SunAmerica") is affiliated with the adviser, VALIC, due to common ownership.

--------------------------------------------------------------------------------

Variable Account Options    Adviser/Sub-Adviser     Variable Account Options        Adviser/Sub-Adviser
------------------------    -------------------     ------------------------        -------------------

Domestic Large-Cap Equity Asset Class

 Blue Chip Growth Fund    Adviser: VALIC             Large Cap Core Fund      Adviser: VALIC
                          Sub-Adviser: T. Rowe                                Sub-Adviser: Columbia
                           Price Associates, Inc.                              Management Investment
                           ("T. Rowe Price")                                   Advisors, LLC ("Columbia
                                                                               Management")

 Broad Cap Value Income   Adviser: VALIC             Large Capital Growth     Adviser: VALIC
   Fund                   Sub-Adviser: Barrow,         Fund                   Sub-Adviser: Massachusetts
                           Hanley, Mewhinney &                                 Financial Services Company
                           Strauss, LLC ("Barrow                               ("MFS")
                           Hanley")

 Capital Appreciation     Adviser: VALIC             Large Cap Value Fund     Adviser: VALIC
   Fund                   Sub-Adviser: The Boston                             Sub-Advisers: Boston Company
                           Company Asset                                       and Janus Capital
                           Management, LLC                                     Management, LLC ("Janus")
                           ("Boston Company")

 Core Equity Fund         Adviser: VALIC             Nasdaq-100(R) Index Fund Adviser: VALIC
                          Sub-Adviser: BlackRock                              Sub-Adviser: SunAmerica
                           Investment Management,
                           LLC ("BlackRock")

 Dividend Value Fund      Adviser: VALIC             Socially Responsible     Adviser: VALIC
                          Sub-Advisers: BlackRock      Fund                   Sub-Adviser: SunAmerica
                           and SunAmerica            Stock Index Fund         Adviser: VALIC
                                                                              Sub-Adviser: SunAmerica

 Growth & Income Fund     Adviser: VALIC             Value Fund               Adviser: VALIC
                          Sub-Adviser: J.P. Morgan                            Sub-Adviser: Wellington
                           Investment Management                              Management Company LLP
                           Inc. ("JPMIM")                                     ("Wellington Management")

 Growth Fund              Adviser: VALIC
                          Sub-Adviser: American
                           Century Investment
                           Management, Inc.
                           ("American Century")

Domestic Mid-Cap Equity Asset Class

 Mid Cap Growth Fund      Adviser: VALIC             Mid Cap Strategic        Adviser: VALIC
                          Sub-Adviser: Wells           Growth Fund            Sub-Advisers: Janus and Allianz
                           Capital Management                                  Global Investors U.S., LLC
                           Incorporated ("Wells                                ("Allianz")
                           Capital")

 Mid Cap Index Fund       Adviser: VALIC             Mid Cap Value Fund       Adviser: VALIC
                          Sub-Adviser: SunAmerica                             Sub-Advisers: Robeco
                                                                               Investment Management, Inc.
                                                                               and Wellington Management

Domestic Small-Cap Equity Asset Class

 Small Cap Aggressive     Adviser: VALIC             Small Cap Special        Adviser: VALIC
   Growth Fund            Sub-Adviser: RS              Values Fund            Sub-Advisers: Wells Capital
                           Investment Management
                           Co. LLC

 Small Cap Fund           Adviser: VALIC             Small-Mid Growth Fund    Adviser: VALIC
                          Sub-Advisers: Invesco                               Sub-Adviser: Goldman Sachs
                           Advisers, Inc.                                      Capital Management, LP
                           ("Invesco"), T. Rowe                                ("Goldman Sachs")
                           Price and Bridgeway
                           Capital Management, LLC

--------------------------------------------------------------------------------

Variable Account Options    Adviser/Sub-Adviser     Variable Account Options        Adviser/Sub-Adviser
------------------------    -------------------     ------------------------        -------------------

 Small Cap Growth Fund    Adviser: VALIC             Small Cap Value Fund     Adviser: VALIC
                          Sub-Adviser: JPMIM                                  Sub-Advisers: JPMIM and
                                                                               Metropolitan West Capital
 Small Cap Index Fund     Adviser: VALIC                                       Management, LLC
                          Sub-Adviser: SunAmerica

Global Equity Asset Class (International And Domestic)

 Global Social Awareness  Adviser: VALIC             Global Strategy Fund     Adviser: VALIC
   Fund                   Sub-Adviser: SunAmerica                             Sub-Advisers: Franklin Advisers,
                                                                               Inc. and Templeton Investment
                                                                               Counsel, LLC

International Equity Asset Class

 Emerging Economies Fund  Adviser: VALIC             International Growth     Adviser: VALIC
 Foreign Value Fund       Sub-Adviser: JPMIM           Fund                   Sub-Advisers: American Century,
                          Adviser: VALIC                                       Invesco and MFS
                          Sub-Adviser: Templeton
                           Global Advisors Limited

 International Equities   Adviser: VALIC             International            Adviser: VALIC
   Index Fund             Sub-Adviser: SunAmerica      Opportunities Fund     Sub-Advisers: MFS and Delaware
                                                                               Investment Fund Advisers

Specialty Asset Class

 Global Real Estate Fund  Adviser: VALIC             Science & Technology     Adviser: VALIC
                          Sub-Advisers: Invesco        Fund                   Sub-Adviser: T. Rowe Price,
                           and Goldman Sachs                                   Allianz and Wellington
                                                                               Management

 Health Sciences Fund     Adviser: VALIC
                          Sub-Adviser: T. Rowe
                          Price

Hybrid Asset Class (Equity and Fixed Income)

 Aggressive Growth        Adviser: VALIC             Conservative Growth      Adviser: VALIC
   Lifestyle Fund         Sub-Adviser: PineBridge      Lifestyle Fund         Sub-Adviser: PineBridge
                           Investments LLC
                           ("PineBridge")

 Asset Allocation Fund    Adviser: VALIC             Moderate Growth          Adviser: VALIC
                          Sub-Adviser: PineBridge      Lifestyle Fund         Sub-Adviser: PineBridge

Fixed Income Asset Class

 Capital Conservation     Adviser: VALIC             High Yield Bond Fund     Adviser: VALIC
   Fund                   Sub-Adviser: PineBridge                             Sub-Adviser: Wellington
                                                                               Management

 Core Bond Fund           Adviser: VALIC             Inflation Protected Fund Adviser: VALIC
                          Sub-Adviser: PineBridge                             Sub-Adviser: PineBridge

 Government Money Market  Adviser: VALIC             International            Adviser: VALIC
   I Fund                 Sub-Adviser: SunAmerica      Government Bond Fund   Sub-Adviser: PineBridge

 Government Money Market  Adviser: VALIC             Strategic Bond Fund      Adviser: VALIC
   II Fund                Sub-Adviser: SunAmerica                             Sub-Adviser: PineBridge

 Government Securities    Adviser: VALIC
   Fund                   Sub-Adviser: JPMIM

A detailed description of the fees and investment objective, strategies, and risks of each Mutual Fund can be found in the current prospectus for each Fund mentioned. These prospectuses are available online at www.valic.com.

Purchase Period
--------------------------------------------------------------------------------


The Purchase Period begins when your first Purchase Payment is made and continues until you begin your Payout Period. This period may also be called the accumulation period, as you save for retirement. Changes in the value of each Fixed and Variable Account Option are reflected in your overall Account Value. Thus, your investment choices and their performance will affect the total Account Value that will be available for the Payout Period. The Purchase Period will end upon death, upon surrender, or when you complete the process to begin the Payout Period.

Account Establishment

You may purchase the Contract through a VFA representative. Initial Purchase Payments must be received by VALIC either with, or after, a completed application.

The maximum single payment that may be applied to any account without prior Home Office approval is $1,000,000. The minimum initial Purchase Payment is $25,000. We reserve right to accept initial Purchase Payments below $25,000.

Periodic Payment minimums apply to each Periodic Payment made. The Single Payment minimum applies to each of your accounts.

When an initial Purchase Payment is accompanied by an application, we will promptly:

  . Accept the application and establish your account. We will also apply your Purchase Payment by crediting the amount, effective the date we accept your application, to the Fixed or Variable Account Option(s) indicated by the investment advice provided by your Investment Adviser; or

  . Request additional information to correct or complete the application. We will return the Purchase Payments within 5 Business Days if the requested information is not provided, unless you otherwise so specify. Once you provide us with the requested information, we will establish your account and apply your Purchase Payment, effective the date we accept your application, by crediting the amount to the Fixed or Variable Account Option(s) indicated by the investment advice provided by your Investment Adviser; or

  .   Reject the application and return the Purchase Payment.

VALIC may reject an incomplete application, which may include for failing to enroll in an Advisory Program. If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders or death benefits, until instructions are received from the appropriate regulatory authority.

When Your Account Will Be Credited

You may make Purchase Payments into your Contract up until you reach age 85. It is your responsibility to ensure that the Purchase Payment is promptly posted to the appropriate account.

A Purchase Payment must be "in good order" before it can be posted to your account. "In good order" means that all required information and/or documentation has been supplied and that the funds (check, wire, or ACH) clearly identify the individual SSN to which they are to be applied. Purchase Payments must include the name, SSN, and the source of the funds (for example, transfer, rollover, or a contribution for a particular tax year).

If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt. Purchase Payments in good order received after Market Close will be credited the next Business Day.

Note that if the Purchase Payment is not in good order, you will be notified promptly. No amounts will be posted to any accounts until all issues with the Purchase Payment have been resolved. If a Purchase Payment is not received in good order, the purchase amounts will be posted effective the Business Day all required information is received.

Purchase Units

A Purchase Unit is a unit of interest owned by you in your Variable Account Option. Purchase Unit values are calculated each Business Day following Market Close. Purchase Units may be shown as "Number of Shares" and the Purchase Unit values may be shown as "Share Price" on some account statements. See "Purchase Unit Value" in the SAI for more information and an illustration of the calculation of the unit value.

Calculation of Value for Fixed Account Options

The Fixed Account Plus and the Short-Term Fixed Accounts are part of the Company's general assets. Purchase Payments allocated to the Fixed Account Options are guaranteed to earn at least a minimum rate of interest. Interest is paid on each of the Fixed Account Options at declared rates, which may be different for each option. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets.

The value of your Fixed Account Option is calculated on a given Business Day as shown below:

             Value of Your Fixed Account Options
         =   (equals)
             All Purchase Payments made to the Fixed Account Options
         +   (plus)
             Amounts transferred from Variable Account Options to the Fixed Account Options
         +   (plus)
             All interest earned
         -   (minus)
             Amounts transferred or withdrawn from Fixed Account
             Options (including applicable fees and charges)

--------------------------------------------------------------------------------


Calculation of Value for Variable Account Options

All or a portion of your Purchase Payments will be allocated to the Variable Account Options listed in this prospectus. An overview of each of the Variable Account Options may be found in the "Fixed and Variable Account Options"
section in this prospectus and in each Mutual Fund's prospectus. The Purchase Unit value of each Variable Account Option will change daily depending upon the investment performance of the underlying Mutual Fund (which may be positive or negative) and the deduction of the Separate Account Charges. See "Fees and Charges." Your account will be credited with the applicable number of Purchase Units. If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt and will receive that Business Day's Purchase Unit value. Purchase Payments in good order received by our bank after Market Close will be credited the next Business Day and will receive the next Business Day's Purchase Unit value. Because Purchase Unit values for each Variable Account Option change each Business Day, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of your account may be worth more or less at retirement or withdrawal.

During periods of low short-term interest rates, and in part due to Contract fees and expenses, the yield of the Government Money Market I or II Fund may become extremely low and possibly negative. If the daily dividends paid by the underlying mutual fund are less than the daily portion of the Separate Account Charges, the Purchase Unit value will decrease. In the case of negative yields, your investment in the Variable Account Option, which invests in the Money Market I or II Fund, will lose value.

Additional Purchase Payments

After your initial Purchase Payment, there is no requirement to make subsequent Purchase Payments. The value of the Purchase Units will continue to vary, and your Account Value will continue to be subject to charges. The Account Value will be considered surrendered when you begin the Payout Period. You may not make Purchase Payments during the Payout Period.

If your Account Value falls below $2,500, we may close the account and pay the Account Value. Any such account closure will be subject to applicable distribution restrictions under the Contract.

Advisory Program
--------------------------------------------------------------------------------

The Contract is intended to be used where you have engaged an Investment Adviser to provide advice regarding the periodic allocation of investments within the Contract. So long as you are enrolled in the Advisory Program, your Investment Adviser will provide you with investment advice and will be responsible for providing transfer and reallocation instructions to VALIC. Where VALIC Financial Advisors (VFA) is your Investment Adviser, VFA and its investment advisory representatives are responsible for providing investment advice and not VALIC.

Your Investment Adviser is not acting on VALIC's behalf but rather is acting on your behalf. VALIC does not offer advice about how to allocate your Account Value. VALIC is not responsible for any recommendations that your Investment Adviser makes, any investment models or asset allocation programs they choose to follow, or any specific transfers that are made on your behalf.

Advisory Agreement and Fees

When you enroll in an Advisory Program you will enter into an investment advisory agreement with your Investment Adviser ("Advisory Agreement"). VALIC is not a party to the Advisory Agreement. Your Investment Adviser may direct VALIC to withdraw a specified amount from your Account Value for the payment of advisory fees under the Advisory Program (the "Advisory Program Fee") pursuant to authorizations that you have provided to your Investment Adviser. The Advisory Program Fee charged by your Investment Adviser is in addition to any fees and expenses charged under your Contract. If your Contract is an IRA or Roth IRA, partial withdrawals to pay the Advisory Program Fee are not taxable. However, partial withdrawals from a non-qualified Contract used to pay the Advisory Program Fee are treated as a taxable distribution.

Reallocations & Transactions Instructions

Unless you direct us otherwise, your Investment Adviser will forward instructions regarding the allocation of your Account Value, and will request financial transactions involving investment options. If your Investment Adviser has this authority, we deem that all such transactions that are directed by your Investment Adviser with respect to your Contract have been authorized by you. You will receive a confirmation of any financial transactions involving the purchase or sale of Units. You must contact VALIC immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Investment Adviser until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the investment options available for transfers or allocation of Purchase Payments by your Investment Adviser. We will notify

--------------------------------------------------------------------------------

you and your Investment Adviser if we implement any such restrictions or prohibitions.

Transfers among investment options made pursuant to the Advisory Program are not subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "Transfers Between Investment Options."

Termination of the Advisory Program

You may terminate the Advisory Program at any time. However, the terms and conditions of how to terminate the Advisory Program will be set forth in your Advisory Agreement. Please consult with your Investment Adviser if you have questions about terminating the Advisory Program. We may continue to rely on instructions from your Investment Adviser until we receive notice of termination of the Advisory Agreement.

Transfers Between Investment Options
--------------------------------------------------------------------------------

If you are enrolled in an Advisory Program, you have entered into an Advisory Agreement or other agreement that grants the Investment Adviser the discretionary authority to manage the assets in the Contract. As your investment objectives and willingness to assume investment risk change, you should consult your Investment Adviser. If you have terminated your Advisory Program, you may transfer all or part of your Account Value between the various Fixed and Variable Account Options without a charge. However, transfers made during the Purchase Period or during the Payout Period are subject to certain restrictions. We reserve the right to limit the number, frequency (minimum period of time between transfers) or dollar amount of transfers you can make and to restrict the method and manner of providing or communicating transfers or reallocation instructions. You will be notified of any changes to this policy through newsletters or information posted online at www.valic.com.

Policy Against Market Timing and Frequent Transfers

VALIC has a policy to discourage excessive trading and market timing. Transfers among investment options due to Advisory Program reallocations do not count against these transfer limitations. Our investment options are not designed to accommodate short-term trading or "market timing" organizations, or individuals engaged in certain trading strategies, such as programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of a mutual fund. These trading strategies may be disruptive to mutual funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover. Excessive trading also raises fund expenses, such as recordkeeping and transaction costs, and harms fund performance. Further, excessive trading of any amount, including amounts less than $5,000, harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share.

Accordingly, VALIC implemented certain policies and procedures intended to hinder short-term trading. If you sell Purchase Units in a Variable Account Option valued at $5,000 or more, whether through an exchange, transfer, or any other redemption, you will not be able to make a purchase of $5,000 or more in that same Variable Account Option for 30 calendar days.

This policy applies only to investor-initiated trades of $5,000 or more, and does not apply to the following:

  .   Purchase transactions involving transfers of assets or rollovers;

  .   Roth IRA conversions or IRA recharacterizations;

  .   Systematic purchases or redemptions; or

  .   Trades of less than $5,000.

As described in a Fund's prospectus and statement of additional information, in addition to the above, fund purchases, transfers and other redemptions may be subject to other investor trading policies, including redemption fees, if applicable. Certain Funds may set limits on transfers in and out of a Fund within a set time period in addition to or in lieu of the policy above.

We intend to enforce these investor trading policies uniformly. We make no assurances, however, that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the investment options and dilution of long-term performance returns. Thus, your Account Value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

--------------------------------------------------------------------------------


The Fixed Account Options are subject to additional transfer restrictions:

Fixed Account Option           Value       Frequency                            Other Restrictions
--------------------           -----       ---------                            ------------------
Fixed Account Plus:        Up to 20% per  At any time  If assets are transferred from Fixed Account Plus to another
                           Contract Year               investment option, any assets transferred back into Fixed Account
                                                       Plus within 90 days may receive a different rate of interest than your new Purchase Payments.

                           100%           At any time  If Account Value is less than or equal to $500.

Short-Term Fixed Account:  Up to 100%     At any time  After a transfer into the Short-Term Fixed Account, assets may not be transferred from the Short-Term Fixed Account for 90 days.(1)

--------
(1) VALIC may change this holding period at any time in the future, but it will never be more than 180 days.

From time to time, we may waive the 20% transfer restriction on Fixed Account Plus for transfers to other investment options.

Effective Date of Transfer

The effective date of a transfer will be the date of receipt, if received in our Home Office before Market Close; otherwise, the next date values are calculated.

Transfers During the Payout Period

During the Payout Period, transfer instructions must be given in writing and mailed to our Home Office. Transfers may be made between the Contract's investment options subject to the following limitations:

Payout Option                                        % of Account Value                     Frequency
-------------                                        ------------------                     ---------
Variable Payout:                                         Up to 100%                    Once every 365 days
Combination Fixed and Variable Payout:  Up to 100% of money in variable option payout  Once every 365 days
Fixed Payout:                                           Not permitted                          N/A

Fees and Charges
--------------------------------------------------------------------------------

By investing in Portfolio Director, you may be subject to these fees and charges:

  .   Premium Tax Charge

  .   Separate Account Charges

  .   Other Charges

These fees and charges are applied to the Fixed and Variable Account Options in proportion to the Account Value as explained below. Unless we state otherwise, we may profit from these fees and charges. For additional information about these fees and charges, see the "Fee Tables." More detail regarding Mutual Fund fees and expenses may be found in the prospectus for each Mutual Fund, available at www.valic.com.

Premium Tax Charge

Premium taxes are imposed by some states, cities, and towns. The rate will range from 0% to 3.5%, depending on whether the Contract is qualified or nonqualified. Such tax will be deducted from the Account Value when annuity payments are to begin. We will not profit from this charge.

Separate Account Charges

The Separate Account Charges for each Variable Account Option are shown in the Fee Tables of this prospectus. The charges range from 0.35% to 0.60% depending on the Variable Account Option invested. The charge is deducted daily from the net assets. This charge is guaranteed and cannot be increased by the Company. These charges are to compensate the Company for assuming certain risks under Portfolio Director. The Company assumes the obligation to provide payments during the Payout Period for your lifetime, no matter how long that might be. In addition, the Company assumes the obligation, during the Purchase Period, to pay an interest guaranteed death benefit. The Separate Account charges also may cover the costs of issuing and administering Portfolio Director and administering and marketing the Variable Account Options, including but not limited to enrollment, participant communication and education. Separate Account Charges are applied to Variable Account Options during both the Purchase Period and Payout Period.

--------------------------------------------------------------------------------


Separate Account Expense Reimbursements or Credits

VALIC receives a shareholder services fee from the VALIC Company II funds of 0.25% for various administrative services that it performs on behalf of the fund. The Company has applied these payments to reduce the Separate Account Charges to the Division investing in the VALIC Company II funds.

The net Separate Account Charges reflect the Company's credit of administrative/shareholder services fees. The Separate Account Charges are guaranteed and may not be increased for the life of the Contracts. From time to time some of these fund arrangements may be renegotiated so that we receive a greater payment than previously paid. These fee arrangements do not result in any additional charges to Contract Owners.

Other Charges

We reserve the right to charge for certain taxes that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

Advisory Program Fees

In order to purchase the Contract, you must have engaged an investment adviser to provide investment advice. Your Investment Adviser will charge an Advisory Program Fee. While VALIC may deduct the Advisory Program Fee from your Account Value based on instructions from your Investment Adviser, we do not retain any portion of these fees. Where VFA is the Investment Adviser of your Advisory Program, VALIC as the parent company of VFA may indirectly benefit from VFA's receipt of Advisory Program Fees. The Advisory Program Fee will be an annual percentage of the total Account Value and will be deducted quarterly. Amounts withdrawn from your Contract will be reflected on your account statement.

Payout Period
--------------------------------------------------------------------------------

The Payout Period begins when you elect to annuitize all or a portion of your Account Value. You may choose to have your payout option on either a fixed, a variable, or a combination payout basis. When you choose to have your payout option on a variable basis, you may keep the same Variable Account Options in which your Purchase Payments were made, or transfer to different ones.

Fixed Payout

Under a fixed payout, you will receive payments that are fixed and guaranteed by the Company. The amount of these payments will depend on:

  .   Type and duration of payout option chosen;

  .   Your age or your age and the age of your survivor (1);

  . Your gender or your gender and the gender of your survivor (1) (IRAs and nonqualified Contracts);

  .   The portion of your Account Value being applied; and

  .   The payout rate being applied and the frequency of the payments.
--------
  (1) This applies only to joint and survivor payouts.

If the benefit would be greater, the amount of your payments will be based on the current payout rate the Company uses for immediate annuity contracts.

Assumed Investment Rate

An "Assumed Investment Rate" or "AIR" is the rate used to determine your first monthly Payout Payment per thousand dollars of account value in your Variable Account Option. When you decide to enter the Payout Period, you will select your Payout Option, your Annuity Date, and the AIR. You may choose an AIR ranging from 3.5% to 5% (as prescribed by state law). If you choose a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance, and decrease faster during periods of poor investment performance. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. Your choice of AIR may affect the duration and frequency of payments, depending on the Payout Option selected. For example, a higher AIR will generate a higher initial Payout Payment, but as Payout Payments continue they may become smaller, and eventually could be less than if you had initially selected a lower AIR. The frequency of the Payout Payments may lessen to ensure that each Payout Payment is at least $25 per month.

Variable Payout

With a variable payout, you may select from your existing Variable Account Options. Your payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options you selected. The Payout Unit value is calculated just like the Purchase Unit value for each Variable Account Option except that the Payout Unit value includes a factor for the AIR you select. For additional information on how Payout Payments and Payout Unit Values are calculated, see the SAI.

--------------------------------------------------------------------------------


In determining your first Payout Payment, an AIR of 3.5% is used (unless you select a higher rate as allowed by state law). If the net investment experience of the Variable Account Option exceeds your AIR, your subsequent payments will be greater than your first payment. If the investment experience of the Variable Account Option is lower than your AIR, your subsequent payments will be less than your first payment.

Combination Fixed and Variable Payout

With a combination fixed and variable payout, you may choose:

  .   From your existing Variable Account Options (payments will vary); with a

  .   Fixed payout (payment is fixed and guaranteed).

Partial Annuitization

A Contract Owner may choose to annuitize a portion of the Account Value. This will, in essence, divide the Account Value into two parts. The current non-annuitized part would continue as before, while the annuitized part would effectively be moved to a new Payout Payment account. Thus, the death benefit in such a situation would be reduced to the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account, such as a payout for a guaranteed period.

Payout Date

The payout date is the date elected by you on which the annuity Payout Payments will start. The date elected must be the first of any month. A request to start payments must be received in our Home Office on a form or through other media approved by VALIC. This request must be received by VALIC by at least the fifteenth (15th) day of the month prior to the month you wish your annuity payments to start. Your account will be valued ten days prior to the beginning of the month in which the Payout Payments will start.

  . The earliest payout date for a nonqualified Contract, an IRA, or a Roth IRA, is established by the terms of the contract, and generally can be any time from age 50 to age 85, and may not be later than age 85 without VALIC's consent.

  . Except in the case of nonqualified Contracts, IRAs, and Roth IRAs, distributions generally must begin no later than April 1 following the calendar year you reach age 701/2.

  . All Contracts require distributions to commence within a prescribed period after the death of the Contract Owner, subject to the specific rules which apply to the type of arrangement under which the contract is issued.

  . The Contract may also impose minimum amounts for annuity payments, either on an annual or on a more frequent periodic basis.

Payout Options

You may specify the manner in which your Payout Payments are made. You may select one of the following options:

1. Life Only -- payments are made only to you during your lifetime. Under this option there is no provision for a death benefit for the Beneficiary. For example, it would be possible under this option for the Annuitant to receive only one Payout Payment if the Annuitant died prior to the date of the second payment, or two if the Annuitant died before the third payment.

2. Life with Guaranteed Period -- payments are made to you during your lifetime, but if you die before the guaranteed period has expired, your Beneficiary can receive payments for the rest of your guaranteed period, or take a lump-sum distribution.

3. Life with Cash or Unit Refund -- payments are made to you during your lifetime. These payments are based upon your life expectancy and will continue for as long as you live. If you do not outlive the life expectancy calculated for you, upon your death, your Beneficiary may receive an additional payment. The additional payment under a fixed annuity, if any, is equal to the fixed annuity value of the Contract Owner's Account at the time it was valued for the payout date, less the Payout Payments. The additional payment under a variable annuity, if any, is equal to the variable annuity value of the Contract Owner's Account as of the date we receive Proof of Death, less the Payout Payments.

4. Joint and Survivor Life -- payments are made to you during the joint lifetime of you and a second person. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at the death of the last survivor. For example, it would be possible under this option for the joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment, or for the joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment.

5. Payment for a Designated Period -- payments are made to you for a select number of years between five and 30. Upon your death, payments will continue to your Beneficiary until the designated period is completed.

--------------------------------------------------------------------------------


Payout Information

Once your Payout Payments have begun, the option you have chosen may not be stopped or changed. Any one of the Variable Account Options may result in your receiving unequal payments during the Payout Period. If payments begin before age 59 1/2, you may suffer unfavorable tax consequences, in the form of a penalty tax, if you do not meet an exception under federal tax law. See "Federal Tax Matters."

Most Payout Payments are made monthly. The first Payout Payment must total at least $25, and the annual payment must be at least $100. If the amount of a payment is less than $25, we reserve the right to reduce the frequency of payments so that each payment is at least $25, subject to any limitations under the Contract.

For more information about payout options or enhancements of those payout options available under the Contract, see the SAI.

Surrender of Account Value
--------------------------------------------------------------------------------

When Surrenders Are Allowed

You may withdraw all or part of your Account Value at any time before the Payout Period begins if allowed under federal and state law. However, you may incur a 10% federal tax penalty for partial or total surrenders made before age 59 1/2. For an explanation of charges that may apply if you surrender your Account Value, see "Fees and Charges" in this prospectus.

Delay of payment. We may be required under applicable law to block a request for a surrender until we receive instructions from the appropriate regulator, due to the USA Patriot Act. In accordance with state law, payments may be deferred up to six months after we receive a request for a full and immediate surrender of the Contract, including amounts accumulated in the Fixed Account Options, if approved in writing by the insurance commissioner of the state where the Contract is issued. If payment is deferred, interest will accrue until the payment is made.

VALIC may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Account Options is not reasonably practicable; or (4) the SEC, by order, so permits for the protection of Contract Owners.

Surrender Process

If you are allowed to surrender all or a portion of your Account Value during the Purchase Period as noted above, then you must complete a surrender request form or information required in other approved media, and submit it to our Home Office or Annuity Service Center. We will mail the surrender value to you within seven calendar days after we receive your request if it is in good order. Good order means that all paperwork is complete and signed or approved by all required persons, and any necessary supporting legal documents or plan forms have been received in correct form.

We may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See the applicable Fund prospectus for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment that has not cleared the banking system. We may delay payment of that portion of your surrender value until the check clears.

Amount That May Be Surrendered

The amount that may be surrendered during the Purchase Period can be determined as follows:

                 Allowed   = (equals)   Your Account Value(1)
                Surrender                     - (minus)
                  Value                    the Applicable
                                       Investment Advisory Fee

--------
(1) Equals the Account Value next computed after your properly completed request for surrender is received in our Home Office.

There is no guarantee that the surrender value in a Variable Account Option will ever equal or exceed the total amount of your Purchase Payments received by us. The surrender value in a Fixed Account Option will never be less than the Purchase Payments allocated to the Fixed Account Option (less amounts transferred to a Variable Account Option or withdrawn from the Fixed Account Option).

Partial Surrenders

You may request a partial surrender of your Account Value at any time during the Purchase Period, subject to any applicable surrender restrictions. A partial surrender will reduce your Account Value. A request for a partial surrender will result in a proportional amount being removed from each Fixed Account and Variable Account Option unless otherwise specified. If you take systematic withdrawals, it will allway be pro rate.

--------------------------------------------------------------------------------


The reduction in the number of Purchase Units credited to your Variable Account Option Account Value will equal:

                The amount            /        Your Purchase Units
           surrendered from the    (divided  next computed after the
          Variable Account Option    by)       written request for
                                             surrender is received at
                                                 our Home Office

If your Account Value falls below a certain dollar amount as specified in your Contract, we may close your account and pay the Account Value to you.

Forced Surrenders

If your Account Value falls below $2,500, we may close your account and pay the Account Value. Any such account closure will be subject to applicable distribution restrictions under the Contract.

Exchange Privilege
--------------------------------------------------------------------------------

From time to time, we may offer to exchange certain fixed or variable contracts into Portfolio Director. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

Death Benefits
--------------------------------------------------------------------------------

The Contracts will pay death benefits during either the Purchase Period or the Payout Period. The death benefit provisions may vary from state to state.

The Process

VALIC requires that complete and acceptable documentation and paperwork be received from the Beneficiary in order to begin the death benefit payment process. First, Proof of Death is required. Proof of Death is defined as a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC. Additionally, the Beneficiary must include an election specifying the distribution method and any other form required by VALIC or a regulator to process the claim. The account will not be valued and any payments will not be made until all paperwork is complete and in a form acceptable to VALIC. Your Beneficiary may contact us at 1-800-448-2542 with any questions about required documentation and paperwork. Death benefits are paid only once per Contract.

If your Account Value is reduced to zero, you may no longer make subsequent Purchase Payments or transfers, and no death benefit will be payable.

Beneficiary Information

The Beneficiary may receive death benefits:

  .   In a lump sum;

  . In the form of an annuity under any of the Payout Options stated in the Payout Period section of this prospectus subject to the restrictions of that Payout Option; or

  .   In a manner consistent with Code section 401(a)(9) or 72(s).

Payment of any death benefits must be within the time limits set by federal tax law, if any. In the case of an IRA, a spousal Beneficiary may roll the funds over to an IRA or certain retirement plans in which the spousal Beneficiary participates. If the Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary's life expectancy. After choosing a payment option, a Beneficiary may exercise many of the investment options and other rights that the Participant or Contract Owner had under the Contract.

Special Information for Nonqualified Contracts

It is possible that the Contract Owner and the Annuitant under a nonqualified Contract may not be the same person. If this is the case, and the Contract Owner dies, there will be no death benefit payable since the death benefit is only due in the event of the Annuitant's death. However, the Contract will be assigned to the contingent owner, if any, or to the Contract Owner's estate. Such transfers may be considered a taxable event by the IRS. In general, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received the payments. See "Federal Tax Matters."

During the Purchase Period

Two types of benefits are available if death occurs during the Purchase Period: interest guaranteed death benefit and standard death benefit. The Beneficiary will receive the greater of these two benefits. The interest guaranteed death benefit ensures that the Beneficiary receives at least a minimum death benefit under the Contract, even if invested in Variable Account

--------------------------------------------------------------------------------

Options, while the standard death benefit guarantees the return of Purchase Payments less any prior withdrawals.

As indicated above, a Contract Owner may elect to annuitize only a certain portion and leave the remaining value in the account. The death benefit in such situations would include the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account.

Interest Guaranteed Death Benefit

The interest guaranteed death benefit is payable when death occurs prior to your reaching the age of 70, provided that the benefit is available in your state. The amount payable under the interest guaranteed death benefit will be at least equal to the sum of your Account Value in the Fixed Account Option(s) and the Variable Account Option(s) on the date VALIC receives all paperwork, including satisfactory proof of death, complete and in a form acceptable to VALIC.

The interest guaranteed death benefit is generally calculated as is shown below. The calculation becomes more complex based upon the transfers between available investment options or product exchanges. Thus, the death benefit may only be calculated for a Beneficiary once VALIC receives all paperwork, including satisfactory proof of death, complete and in a form acceptable to VALIC.

Step 1:  Determine your Fixed Account Option Value by taking the greater of:

             Value of Fixed Account Option on date all paperwork is complete and in a form acceptable to VALIC or
             100% of Purchase Payments invested in Fixed Account
             Option
         -   (minus)
             Amount of all prior withdrawals from the Fixed Account
             Option, charges and any portion of Account Value applied under a Payout Option

Step 2:  Determine your Variable Account Option Value by taking the greater of:

            Value of Variable Account Options on date all paperwork is complete and in a form acceptable to VALIC or
            100% of Purchase Payments invested in Variable
            Account Options
        -   (minus)
            Amount of prior withdrawals (out of) or transfers (out of) the Variable Account Options
        +   (plus)
            Interest at an annual rate as specified in your Contract

Step 3:  Add step 1 + 2 = Death Benefit

For purposes of this calculation amounts transferred into the Variable Account Option will be treated as Purchase Payments.

This value may be adjusted if the total amount of any death benefit exceeds the Account Value.

Important Note about Death Benefit Payable in New York: The interest guaranteed death benefit is not available in New York. In New York, only the standard death benefit is available.

Standard Death Benefit

The standard death benefit is payable if death occurs on or after age 70, or at any age in a state where the interest guaranteed death benefit is not available.

The standard death benefit will be the greater of:

             Your Account Value on the date all paperwork is complete and in a form acceptable to VALIC or
             100% of Purchase Payments (to Fixed and/or Variable
             Account Options)
         -   (minus)
             Amount of all Prior Withdrawals, Charges and any portion of Account Value applied under a Payout Option

If the total amount of any death benefit payable from the Fixed and Variable Account Options under the Contract exceeds the Account Value as of the date all paperwork is complete and in a form acceptable to VALIC, then the total death benefit paid may be adjusted to limit the death benefit due to withdrawals. An Adjusted Purchase Payment Amount will be calculated, on the date all paperwork is complete and in a form acceptable to VALIC, determined as follows:

           A. 100% of Purchase Payments
           -  (minus)
           B. Gross Withdrawals (see below) and any portion of Account Value applied under a Payout Option
           +  (plus)
           C. Interest on the result of A minus B at an annual rate as specified in your Contract (see below).

Each "Gross Withdrawal" is calculated by multiplying the Account Value by a fraction. The numerator of the fraction is the amount of the withdrawal plus any associated fees and charges. The denominator of the fraction is the Account Value immediately prior to the withdrawal. Thus, each Gross Withdrawal will proportionately reduce the Adjusted Purchase Payment Amount. The interest adjustment in C. above is added only if you are under age 70 at the time of death and if your Contract was not issued in New York.

--------------------------------------------------------------------------------


The Contract death benefit and the Adjusted Purchase Payment Amount are compared. The lesser amount is then compared to the Account Value, and the beneficiary will receive the greater of those two amounts.

During the Payout Period

If death occurs during the Payout Period, the Beneficiary may receive a death benefit depending on the payout option selected. The amount of death benefit will also depend on the payout option that you selected. The payout options available are described in the "Payout Period" section of this prospectus.

  . If the life only option or joint and survivor life option was chosen, there will be no death benefit.

  . If the life with guaranteed period option, joint and survivor life with guaranteed periods option, life with cash or unit refund option or payment for a designated period option was chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose one of the following within 60 days after death benefits are payable:

       1. Receive the present value of any remaining payments in a lump sum; or

       2. Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Annuitant; or

       3. Receive the present value of any remaining payments applied under the payment for a designated period option for a period equal to or shorter than the period remaining. Spousal Beneficiaries may be entitled to more favorable treatment under federal tax law.

Other Contract Features
--------------------------------------------------------------------------------

Changes That May Not Be Made

The following terms in the Contracts may not be changed once your account has been established:

  .   The Contract Owner (except for an individual nonqualified Contract); and

  .   The Annuitant.

Change of Beneficiary

The Beneficiary (if not irrevocable) may usually be changed at any time.

If the Annuitant dies, and there is no Beneficiary, any death benefit will be payable to the Annuitant's estate, except in the case of a nonqualified Contract where the Contract Owner and Annuitant are different, in which case the death benefit is paid to the Contract Owner or the Contract Owner's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

Contingent Owner

The Contract Owner may name a contingent owner under an individual nonqualified Contract. During the Purchase Period, the contingent owner may be changed.

Cancellation -- The "Free Look" Period

The Contract Owner may cancel a Contract by returning it to the Company within 20 days after it is received. (A longer period will be allowed if required under state law.) During the "free look" period, Purchase Payments will be allocated in accordance with your investment objective based on third-party investment advice. To cancel the Contract, the Contract Owner must send a written request for cancellation and return the Contract to us at our Home Office before the end of the "Free Look" period. A refund will be made to the Contract Owner within seven days after receipt of the Contract within the required period. The amount of the refund will be equal to all Purchase Payments received or, if more, the amount required under state law. The Contract will be void once we issue a refund.

We Reserve Certain Rights

We may amend the Contract to comply with changes in federal tax, securities, or other laws. We may also make changes to the Variable Account Options offered under the Contract. For example, we may add new Variable Account Options to expand the offerings for an asset class. We may stop accepting allocations and/or investments in a particular Variable Account Option if the shares of the underlying Fund are no longer available for investment or if, for example, further investment would be inappropriate. We may move assets and re-direct future premium allocations from one Variable Account Option to another in accordance with federal and state law and, in some cases, with SEC approval. The new Variable Account Option offered may have different fees, expenses, objectives, strategies and risks.

We may restrict your ability to combine Contracts and may modify or suspend or impose additional or different conditions with respect to options available under the Contracts, as may be allowed by federal or state law. We will not make any

--------------------------------------------------------------------------------

changes to the Contracts without Contract Owner permission except as may be allowed by federal or state law. We may add endorsements to the Contracts that would apply only to new Contract Owners after the effective date of the changes. These changes would be subject to approval by the Company and may be subject to approval by the SEC.

We reserve the right to operate VALIC Separate Account A as a management investment company under the applicable securities laws, and to deregister VALIC Separate Account A under applicable securities laws, if registration is no longer required.

Voting Rights
--------------------------------------------------------------------------------

As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds, on your behalf, shares of the Mutual Funds that comprise the Variable Account Options. From time to time, the Funds may be required to hold a shareholder meeting to obtain approval from their shareholders for certain matters.

Who May Give Voting Instructions

During the Purchase Period, you will have the right to give voting instructions to VALIC Separate Account A for the shareholder meetings. Proxy material and a form on which voting instructions may be given before the shareholder meeting is held will be mailed in advance of any shareholder meeting. Please vote each card received.

Determination of Fund Shares Attributable to Your Account

During the Purchase Period

The number of Fund shares attributable to your account will be determined on the basis of the Purchase Units credited to your account on the record date set for the Fund shareholder meeting.

During the Payout Period or after a Death Benefit Has Been Paid

The number of Fund shares attributable to your account will be based on the liability for future variable annuity payments to your payees on the record date set for the Fund shareholder meeting.

How Fund Shares Are Voted

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

Federal Tax Matters
--------------------------------------------------------------------------------

The Contracts provide tax-deferred accumulation over time, but may be subject to certain federal income and excise taxes, mentioned below. Refer to the SAI for further details. Section references are to the Code. We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Discussions regarding the tax treatment of any annuity contract or retirement plans and programs are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.

Types of Plans

Tax rules vary, depending on whether the Contract is offered under an individual retirement plan or as a nonqualified Contract. The Contracts are used under the following types of retirement arrangements:

  .   Section 408(b) traditional IRAs; and

  .   Section 408A Roth IRAs;

Contributions under any of these retirement arrangements generally must be made to a qualifying annuity Contract or to a qualifying trust or custodial account, in order for the contributions to receive favorable tax treatment as pre-tax (or Roth) contributions. Contracts purchased under these retirement arrangements are "Qualified Contracts."

--------------------------------------------------------------------------------


Tax Consequences in General

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the SAI, the documents (if any) controlling the retirement arrangement through which the Contract is offered, and your personal tax advisor.

All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a distribution occurs. See the SAI for a discussion of the taxation of distributions, including upon death, and special rules, including those applicable to non-natural owners of nonqualified Contracts.

Transfers among investment options within a variable annuity contract generally are not taxed at the time of such a transfer. However, in 1986, the IRS indicated that limitations might be imposed with respect to either the number of investment options available within an annuity contract or the frequency of transfers between investment options, or both, in order for the contract to be treated as an annuity contract for federal income tax purposes. If imposed, VALIC can provide no assurance that such limitations would not be imposed on a retroactive basis to Contracts issued under this prospectus. However, VALIC has no present indications that the IRS intends to impose such limitations, or what the terms or scope of those limitations might be. In addition, based upon published guidance issued by the IRS in 1999, it appears likely that such limitations, if imposed, would only apply to nonqualified Contracts.

Distributions are taxed differently depending on the program through which the Contracts are offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution that is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations. Non-periodic payments such as partial withdrawals and full surrenders during the Purchase Period are referred to as "amounts not received as an annuity" in the Code. These types of payments are generally taxed to the extent of any gain existing in the Contract at the time of withdrawal.

Amounts subject to income tax may also incur excise or penalty taxes, under certain circumstances. Generally, as more fully discussed in the SAI, taxable distributions received before you attain age 591/2 are subject to a 10% penalty tax in addition to regular income tax, unless you make a rollover, in the case of a Qualified Contract, to another tax-deferred investment vehicle or meet certain exceptions. And, if you have to report the distribution as ordinary income, you may need to make an estimated tax payment by the due date for the quarter in which you received the distribution, depending on the amount of federal tax withheld from the distribution. When calculating your tax liability to determine whether you need to make an estimated tax payment, your total tax for the year should also include the amount of the 10% additional tax on early distributions unless an exception applies. Amounts eligible for grandfathered status afforded to pre-1982 accounts might be exempt from the 10% early withdrawal penalty. Please consult with your tax advisor concerning these exceptions, tax reporting, and the tax-related effects of an early distribution. Required tax withholding will vary according to the type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year made directly to an insurer for health, life and accident insurance by certain retired public safety officers.

On March 30, 2010, the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income, which went into effect in 2013, at the rate of 3.8% of investment income in excess of applicable thresholds for Modified Adjusted Gross Income ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see final paragraph in this section). This new tax generally does not apply to Qualified Contracts; however, taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

It is the understanding of VALIC that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

Investment earnings on contributions to nonqualified Contracts that are owned by non-natural persons (except for trusts or other entities as agent for a natural person) will be taxed currently to the Contract Owner and such Contracts will not be treated as annuities for federal income tax purposes.

--------------------------------------------------------------------------------


U.S. Department of Labor Fiduciary Regulation

On April 8, 2016 the United States Department of Labor published its final regulation defining fiduciary advice, along with related revisions to certain existing guidance, as well as a new exemption from specific ERISA prohibitions. The requirements under the regulation and related guidance apply primarily to ERISA plans and IRAs. While the new requirements generally will not impact your rights under the Contract, they may, however, affect recommendations made by your financial advisor and your financial advisor's ability to make those recommendations. More specifically, the regulation and related guidance generally will apply to recommendations to buy, sell or hold interests in the Contract, as well as recommendations for distributions and rollovers to or from the Contract where the Contract is in an ERISA plan or IRA. The initial compliance date for portions of the new regulation was June 9, 2017, while compliance with other portions of the regulation and guidance is required by January 1, 2018.

Legal Proceedings
--------------------------------------------------------------------------------

[To be updated by Amendment]

At December 31, 2016, the Company was defending a lawsuit filed in the Circuit Court of Kanawha County, West Virginia on November 12, 2009 by the West Virginia Investment Management Board and The West Virginia Consolidated Public Retirement Board (the "WV Boards"). The WV Boards asserted damages in excess of $100,000,000. In November 2014, the West Virginia Supreme Court reversed the trial court's grant of summary judgment in the Company's favor, and remanded the matter to the Business Court for further proceedings. At December 31, 2016, the Company had a liability accrued for this contingency. A three-judge arbitration panel issued its decision on April 28, 2017, and no recovery was awarded to the WV Boards. In May 2017 the WV Boards appealed the arbitration decision to the West Virginia Supreme Court of Appeals. The appeal remains pending.

Various federal, state or other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, subpoenas, market conduct exams or other regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Various lawsuits against the Company, including the lawsuit described above,
have arisen in the ordinary course of business. As of           , 2017, the
Company believes it is unlikely that contingent liabilities arising from such lawsuits will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Financial Statements
--------------------------------------------------------------------------------

Financial statements of VALIC and the Separate Account and American Home (if applicable to you) are included in the SAI. For additional information about the Contracts, you may request a copy of the SAI. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, located at 2929 Allen Parkway, Houston, Texas, 77019 or call us at 1-800-448-2542.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549-0506.

           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                       Page
                                                       ----
                     General Information..............  3
                     Federal Tax Matters..............  3
                     Calculation of Surrender Charge..  9
                     Purchase Unit Value..............  9

                                                            Page
                                                            ----
                Payout Payments............................  10
                Distribution of Variable Annuity Contracts.  12
                Experts....................................  12
                Comments on Financial Statements...........  13

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT A
                   UNITS OF INTEREST UNDER INDIVIDUAL FIXED
                    AND VARIABLE DEFERRED ANNUITY CONTRACTS
                     PORTFOLIO DIRECTOR(R) FREEDOM ADVISOR

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                FORM N-4 PART B

                              [          , 2017]

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for Portfolio Director Freedom Advisor (referred to collectively as "Portfolio
Director" in this SAI) dated [          , 2017] ("Contracts") and should be
read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing The Variable Annuity Life Insurance Company (the "Company"), at VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105; 1-800-448-2542. Prospectuses are also available on the internet at www.valic.com.

                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----
          General Information...................................   3
          Federal Tax Matters...................................   3
             Tax Consequences of Purchase Payments..............   4
             Tax Consequences of Distributions..................   5
             Special Tax Consequences -- Early Distribution.....   6
             Special Tax Consequences -- Required Distributions.   6
             Tax Free Rollovers, Transfers and Exchanges........   7
             Effect of Tax-Deferred Accumulations...............   7
             Foreign Account Tax Compliance Act.................   8
             Other Withholding Tax..............................   9
          Calculation of Surrender Charge.......................   9
          Purchase Unit Value...................................   9
             Illustration of Calculation of Purchase Unit Value.  10
             Illustration of Purchase of Purchase Units.........  10
          Payout Payments.......................................  10
             Assumed Investment Rate............................  10
             Amount of Payout Payments..........................  10
             Payout Unit Value..................................  11
          Distribution of Variable Annuity Contracts............  12
          Experts...............................................  12
          Comments on Financial Statements......................  13

--------------------------------------------------------------------------------
                              GENERAL INFORMATION
--------------------------------------------------------------------------------

   A flexible payment deferred annuity contract is offered in connection with the prospectus to which this SAI relates. Under a flexible payment contract, Purchase Payments generally are made until retirement age is reached. The Contract permits Purchase Payments to be made through age 85. However, no Purchase Payments are required to be made after your initial Purchase Payment. Purchase Payments are subject to minimum payment requirements under the Contract. The Contracts are non-participating and will not share in any of the profits of the Company.

          VALIC Separate Account A ("Separate Account") is a separate account of VALIC, established under Texas law on July 25, 1979. It may be used to support the Contract and other variable annuity contracts, and used for other permitted purposes. The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.

       The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

       The Separate Account is divided into Divisions, with the assets of each Division invested in the shares of one of the underlying Mutual Funds. The Company does not guarantee the investment performance of the Separate Account, its Divisions or the underlying Mutual Funds. Values allocated to the Separate Account and the amount of variable annuity income payments will vary with the values of shares of the underlying Mutual Funds, and are also reduced by Contract fees and charges.

--------------------------------------------------------------------------------
                              FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

Note: Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.

   This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and after death.

   It is the understanding of VALIC that a Qualified Contract described in section 408(b) or 408A of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

   For nonqualified Contracts, not all Variable Account Options are available within your contract. Variable Account Options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts generally are not offered under nonqualified Contracts. Investment earnings on contributions to nonqualified Contracts that are owned by non-natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts or other entities as agents for an individual).

Tax Consequences of Purchase Payments

   408(b) Individual Retirement Annuities ("408(b) IRAs" or "Traditional IRAs"). For 2017, annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $5,500 or 100% of compensation ($6,500 if you are age 50 or older), and are generally fully deductible in 2017 only by individuals who:

    (i)are not active Participants in another retirement plan, and are not married;

   (ii)are not active Participants in another retirement plan, are married, and either (a) the spouse is not an active Participant in another retirement plan, or (b) the spouse is an active Participant, but the couple's adjusted gross income is less than $186,000;

  (iii)are active Participants in another retirement plan, are unmarried, and have adjusted gross income of less than $62,000; or

   (iv)are active Participants in another retirement plan, are married, and have adjusted gross income of less than $99,000.

   Active Participants in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a non-working spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses' Contracts cannot exceed the lesser of $11,000 or 100% of the working spouse's earned income, and no more than $5,500 may be contributed to either spouse's IRA for any year. The $11,000 limit increases to $13,000 if both spouses are age 50 or older ($1,000 for each spouse age 50 or older).

   You may be eligible to make nondeductible IRA contributions of an amount equal to the lesser of:

    (i)$5,500 ($6,500 if you are age 50 or older; $11,000 for you and your spouse's IRAs, or $13,000 if you are both age 50 or older) or 100% of compensation, or

   (ii)your applicable IRA deduction limit.

   You may also make contributions of eligible rollover amounts from other tax-qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.

   408A Roth Individual Retirement Annuities ("408A Roth IRAs" or "Roth IRAs"). For 2017, annual nondeductible contributions for 408A Roth IRA Contracts are limited to the lesser of $5,500 or 100% of compensation ($6,500 if you are age 50 or older), and a full contribution may be made only by individuals who:

    (i)are unmarried and have adjusted gross income of less than $118,000; or

   (ii)are married and filing jointly, and have adjusted gross income of less than $186,000

   The available nondeductible 408A Roth IRA contribution is reduced proportionately to zero where modified AGI is between $186,000 and $196,000 for those who are married filing joint returns. No contribution may be made for those with modified AGI over $196,000. Similarly, the contribution is reduced for those who are single with modified AGI between $118,000 and $133,000, with no contribution for singles with modified AGI over $133,000. Similarly, individuals who are married and filing separate returns and whose modified AGI is over $10,000 may not make a contribution to a Roth IRA; a portion may be contributed for modified AGI between $0 and $10,000.

   All contributions to 408(b) traditional IRAs and 408A Roth IRAs must be aggregated for purposes of the annual contribution limit.

   Simplified Employee Pension Plan ("SEP"). Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percent of participating employees' compensation. Employer contributions are excludable from employees' taxable income. For 2017, the employer may contribute up to 25% of your compensation or $54,000, whichever is less.

   Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pretax, on a salary reduction basis, to the SEP. Such plans if established by December 31, 1996, may still allow employees to make these contributions. In 2017, the limit is $18,000. Additionally, you may be able to make higher contributions if you are age 50 or older, subject to certain conditions.

   SIMPLE IRA. Employer and employee contributions under a SIMPLE IRA Plan are made to a separate individual retirement account or annuity for each employee. For 2017, employee salary reduction contributions cannot exceed $12,500. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions. Employer contributions must be in the form of matching contribution or a nonelective contribution of a percentage of compensation as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.

   Nonqualified Contracts. Purchase Payments made under nonqualified Contracts, whether under an employer-sponsored plan or arrangement or independent of any such plan or arrangement, are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Purchase Unit value of a nonqualified Contract resulting from the investment performance of VALIC Separate Account A is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons (except for trusts or other entities as agent for an individual), however, are currently taxable on any increase in the Purchase Unit value attributable to Purchase Payments made after February 28, 1986 to such Contracts.

Tax Consequences of Distributions

   408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from a Traditional IRA to a Roth IRA, and conversions of a Traditional IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. The taxable value of such a conversion may take into account the value of certain benefits under the Contract. Prior to 2010, individuals with adjusted gross income over $100,000 were generally ineligible for such conversions, regardless of marital status, as were married individuals who file separately. Beginning in 2010, such conversions are available without regard to income.

   408A Roth IRAs. "Qualified" distributions upon attainment of age 59 1/2, upon death or disability or for qualifying first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer's first 408A Roth IRA. Qualified distributions may be subject to state income tax in some states. Nonqualified distributions are generally taxable to the extent that the distribution exceeds Purchase Payments.

   Nonqualified Contracts. Partial redemptions from a nonqualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a nonqualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a nonqualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from VALIC (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

   When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, individuals generally are entitled to deduct the unrecovered amount on their final tax return.

Special Tax Consequences -- Early Distribution

   408A Roth IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax on amounts included in income as other IRAs. Distributions of rollover or conversion contributions may be subject to a 10% penalty tax if the distribution of those contributions is made within five years of the rollover/conversion.

   Nonqualified Contracts. A 10% penalty tax applies to the taxable portion of a distribution received before age 59 1/2 under a nonqualified Contract, unless the distribution is:

    (1)to a Beneficiary on or after the Contract Owner's death;

    (2)upon the Contract Owner's disability;

    (3)part of a series of substantially equal annuity payments for the life or life expectancy of the Contract Owner, or the lives or joint life expectancy of the Contract Owner and Beneficiary for a period lasting the later of 5 years or until the Contract Owner attains age 59 1/2;

    (4)made under an immediate annuity contract, or

    (5)allocable to Purchase Payments made before August 14, 1982.

Special Tax Consequences -- Required Distributions

   408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:

    (1)there is no exception for pre-1987 amounts; and

    (2)there is no available postponement past April 1 of the calendar year following the calendar year in which age 70 1/2 is attained.

   A Participant generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

   408A Roth IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a)/(k) and 403(a) qualified plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A Roth IRAs during the Contract Owner's lifetime, but generally do apply after the Contract Owner's death.

   A Beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

Tax-Free Rollovers, Transfers and Exchanges

   408(b) Traditional IRAs and SEPs. Funds may be rolled over tax-free to or from a 408(b) IRA Contract, from a 403(b) program, a 401(a)/(k) or 403(a) qualified plan, or a governmental EDCP under certain conditions. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any 12-month period.

   408A Roth IRAs. Funds may be transferred tax-free from one 408A Roth IRA to another. Funds in a 408(b) IRA or eligible retirement plan (401(a)/(k), 403(b) or governmental 457(b)) may be rolled in a taxable transaction to a 408A Roth IRA.

   Special, complicated rules governing holding periods and avoidance of the 10% penalty tax apply to rollovers from 408(b) IRAs to 408A Roth IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.

   408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.

   Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.

Effect of Tax-Deferred Accumulations

The chart below compares the results from contributions made to:

.. A Contract issued to a tax-favored retirement program purchased with pre-tax contributions (Purchase Payments);

..  A nonqualified Contract purchased with after-tax contributions (Purchase
   Payments); and

..  Taxable accounts such as savings accounts.

                                    [CHART]

                              Non-qualified Contract
           Tax Account         Tax-Deferred Annuity        Tax-Deferred Annuity
         --------------     -------------------------      --------------------
10 Years     $13,978                 $14,716                       $19,621
20 Years     $32,762                 $36,499                       $48,665
30 Years     $58,007                 $68,743                       $91,657



This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax-deferred account (shown above as "Taxable Account");
(2) contributing $100 to a nonqualified, tax-deferred annuity (shown above as "Nonqualified Contract Tax-Deferred

Annuity"); and (3) contributing $100 per month ($133.33 since contributions are made before tax) to an annuity purchased under a tax-deferred retirement program (shown above as "Tax-Deferred Annuity"). The chart assumes a 25% tax rate and a 4% annual rate of return. Variable options incur separate account charges and may also incur account maintenance charges and surrender charges, depending on the contract. The chart does not reflect the deduction of any such charges, and, if reflected, would reduce the amounts shown. Federal withdrawal restrictions and a 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return for any specific investment.

Unlike taxable accounts, contributions made to tax-favored retirement programs and nonqualified Contracts generally provide tax-deferred treatment on earnings. In addition, pre-tax contributions made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program may increase the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax-deferred savings using a 25% federal tax bracket, an annual return (before the deduction of any fees or charges) of 4% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual return of 3% under a taxable program. The 4% return on the tax-deferred program will be reduced by the impact of income taxes upon withdrawal. The return will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees or charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment, regardless of which type of qualifying investment arrangement that is selected. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a taxable account:

                              Paycheck Comparison

                                                          Tax-Favored Retirement Program Taxable Account
-                                                         ------------------------------ ---------------
Annual amount available for savings before federal taxes.             $2,400                 $2,400
Current federal income tax due on Purchase Payments......                  0                 $ (600)
Net retirement plan Purchase Payments....................             $2,400                 $1,800

This chart assumes a 25% federal income tax rate. The $600 that is paid toward current federal income taxes reduces the actual amount saved in the taxable account to $1,800 while the full $2,400 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,400, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a taxable account requires the full $2,400 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under section 403(b) of the Code, which allows participants to exclude contributions (within limits) from gross income. This chart is an example only and does not reflect the return of any specific investment.

Foreign Account Tax Compliance Act ("FATCA")

U.S. persons should be aware that FATCA, enacted in 2010, provides that a 30% withholding tax will be imposed on certain gross payments (which could include distributions from cash value life insurance or annuity products) made to a foreign entity holding accounts on behalf of U.S. persons if such entity fails to provide applicable certifications to the U.S. government. An entity, for this purpose, will be considered a foreign entity unless it provides an applicable certification to the contrary. Prospective purchasers with accounts in foreign financial institutions or foreign entities should consult with their tax advisor regarding the application of FATCA to their purchase.

Other Withholding Tax

A Contract Owner that is not exempt from United States federal withholding tax should consult its tax advisor as to the availability of an exemption from, or reduction of, such tax under an applicable income tax treaty, if any.

--------------------------------------------------------------------------------
                        CALCULATION OF SURRENDER CHARGE
--------------------------------------------------------------------------------

   The Contract does not contain a surrender charge.

--------------------------------------------------------------------------------
                              PURCHASE UNIT VALUE
--------------------------------------------------------------------------------

   Purchase Unit value is discussed in the prospectus under "Purchase Period." The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

    Gross Investment Rate
=   (equals)
    The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
/   (divided by)
    The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. Eastern time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

                   Net Investment Rate
               =   (equals)
                   Gross Investment Rate (calculated in Step 1)
               -   (minus)
                   Separate Account charges.

Step 3: Determine Purchase Unit Value for that day.

             Purchase Unit Value for that day.
         =   (equals)
             Purchase Unit Value for immediate preceding day.
         X   (multiplied by)
             Net Investment Rate (as calculated in Step 2) plus 1.00.

   The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):

              Illustration of Calculation of Purchase Unit Value

   Example 3.

        1. Purchase Unit value, beginning of period.......... $ 1.800000
        2. Value of Fund share, beginning of period.......... $21.200000
        3. Change in value of Fund share..................... $  .500000
        4. Gross investment return (3)/(2)...................    .023585
        5. Daily separate account fee*.......................    .000027
        *Fee of 1% per annum used for illustrative purposes.
        6. Net investment return (4)--(5)....................    .023558
        7. Net investment factor 1.000000+(6)................   1.023558
        8. Purchase Unit value, end of period (1)X(7)........ $ 1.842404

  Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)

   Example 4.

1. First Periodic Purchase Payment.................................................. $  100.00
2. Purchase Unit value on effective date of purchase (see Example 3)................ $1.800000
3. Number of Purchase Units purchased (1)/(2).......................................    55.556
4. Purchase Unit value for valuation date following purchase (see Example 3)........ $1.842404
5. Value of Purchase Units in account for valuation date following purchase (3)X(4). $  102.36

--------------------------------------------------------------------------------
                                PAYOUT PAYMENTS
--------------------------------------------------------------------------------

Assumed Investment Rate

   The discussion concerning the amount of Payout Payments which follows this section is based on an Assumed Investment Rate of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 4 1/2%, 5% or 6% per annum. (Note: an Assumed Investment Rate higher than 5% may not be selected under the Contracts.) The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

Amount of Payout Payments

   The amount of the first variable Payout Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Payout Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

   The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3 1/2%, 4% and 5% per annum.

   The portion of the first monthly variable Payout Payment derived from a Division of VALIC Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

   In any subsequent month, the dollar amount of the variable Payout Payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Payout Payment, less an adjustment to neutralize the 3 1/2% or other Assumed Investment Rate referred to above.

   Therefore, the dollar amount of variable Payout Payments after the first year will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Payout Payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first Payout Payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

   Each deferred Contract provides that, when fixed Payout Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

Payout Unit Value

   The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

   The following illustrations show, by use of hypothetical examples, the method of determining the
Payout Unit value and the amount of variable annuity payments.

               Illustration of Calculation of Payout Unit Value

   Example 8.

       1. Payout Unit value, beginning of period.............. $ .980000
       2. Net investment factor for Period (see Example 3)....  1.023558
       3. Daily adjustment for 3 1/2% Assumed Investment Rate.   .999906
       4. (2)X(3).............................................  1.023462
       5. Payout Unit value, end of period (1)X(4)............ $1.002993

                        Illustration of Payout Payments

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

    1. Number of Purchase Units at Payout Date..................  10,000.00
    2. Purchase Unit value (see Example 3)...................... $ 1.800000
    3. Account Value of Contract (1)X(2)........................ $18,000.00
    4. First monthly Payout Payment per $1,000 of Account Value. $     5.63
    5. First monthly Payout Payment (3)X(4)/1,000............... $   101.34
    6. Payout Unit value (see Example 8)........................ $  .980000
    7. Number of Payout Units (5)/(6)...........................    103.408
    8. Assume Payout Unit value for second month equal to....... $  .997000
    9. Second monthly Payout Payment (7)X(8).................... $   103.10
    10. Assume Payout Unit value for third month equal to....... $  .953000
    11. Third monthly Payout Payment (7)X(10)................... $    98.55

--------------------------------------------------------------------------------
                  DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
--------------------------------------------------------------------------------

   The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction. The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the Financial Industry Regulatory Authority ("FINRA").

   AIG Capital Services, Inc. (formerly, SunAmerica Capital Services, Inc. ("AIGCS" or the "Distributor")), is the distributor for VALIC Separate Account
A. The Distributor, an affiliate of the Company, is located at 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367. The Distributor is a Delaware corporation and a member of FINRA.

   VFA registered representatives are not compensated for the sales of the Contract. Instead, VFA representatives who are licensed investment advisory representatives are compensated through a Contract Owner's payment of investment advisory fees under an Advisory Program.

   Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses.

--------------------------------------------------------------------------------
                                    EXPERTS
--------------------------------------------------------------------------------

   [TO BE UPDATED BY AMENDMENT]

--------------------------------------------------------------------------------
                       COMMENTS ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   [TO BE UPDATED BY AMENDMENT]


(C) 2017 American International Group, Inc.
All Rights Reserved.

                          PART C -- OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

The following financial statements are included in Part B of this Registration
Statement:

[TO BE UPDATED BY AMENDMENT].

(b)  Exhibits


(1)      (a)    Resolutions adopted by The Variable Annuity Life Insurance Company Board of
                Directors at its Annual Meeting of April 18, 1979 establishing The Variable
                Annuity Life Insurance Company Separate Account A.................................. 1
         (b)    Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company
                Board of Directors................................................................. 4
(2)      Not Applicable.
(3)      (a)    Amended and Restated Distribution Agreement between The Variable Annuity
                Life Insurance Company and American General Distributors, Inc., effective
                January 1, 2002.................................................................... 2
         (b)    Amendment No. 1 to Amended and Restated Distribution Agreement between The
                Variable Annuity Life Insurance Company and AIG Capital Services, Inc.
                (formerly American General Distributors, Inc.), dated as of April 30, 2015......... 2
(4)      (a)    Specimen Individual Annuity Contract (IRA) (Form   )............................... To be filed by amendment
         (b)    Specimen Individual Annuity Contract (NQDA) (Form   ).............................. To be filed by amendment
         (c)    Specimen EGTRRA Individual Retirement Annuity Endorsement (Form EGTRIRA
                802)............................................................................... 4
         (d)    Specimen EGTRRA Roth Individual Retirement Annuity Endorsement (Form
                ROTHEGTR-802)...................................................................... 4
(5)      (a)    Specimen Application for Portfolio Director Freedom Advisor........................ To be filed by amendment
(6)      (a)    Copy of Amended and Restated Articles of Incorporation of The Variable Annuity
                Life Insurance Company, effective as of April 28, 1989............................. 1
         (b)    Copy of Amendment Number One to Amended and Restated Articles of
                Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990................................... 1
         (c)    Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance
                Company as amended through August 3, 2006.......................................... 5
(7)      Not Applicable.
(8)      To Be Updated By Amendment
(9)      Opinion of Counsel and Consent of Depositor............................................... To be filed by amendment
(10)     Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP..... To be filed by amendment
(11)     Not Applicable.
(12)     Not Applicable.
(13)     Calculation of standard and nonstandard performance information........................... 3
(14)     Power of Attorney -- The Variable Annuity Life Insurance Company.......................... Filed herewith

--------
1 Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4
  Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, Accession No. 0000950129-96-000265.

2 Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4
  Registration Statement (File No. 333-201800/81103240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 27, 2015, Accession No. 0001193125-15-149785.

3 Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4
  Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 1997, Accession No. 0000950129-97-005374.

4 Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4
  Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003, Accession No. 0000899243-03-000987.

5 Incorporated by reference to Initial Form N-4 (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on October 11, 2006, Accession No. 0001193125-06-206012.


ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.


NAMES, POSITIONS AND OFFICES HELD WITH DEPOSITOR
--------------------------------------------------
Kevin T. Hogan(3)                                  Director, Chairman of the Board and President
Jana W. Greer(1)                                   Director and Chief Executive Officer
Axel P. Andre                                      Director, Senior Vice President and Chief Risk Officer
Thomas J. Diemer                                   Director, Executive Vice President and Chief Financial Officer
Elias F. Habayeb(2)                                Director
Deborah A. Gero(3)                                 Director, Senior Vice President and Chief Investment Officer
Michael P. Harwood                                 Director, Senior Vice President, Chief Actuary and Corporate
                                                   Illustration Actuary
Stephen A. Maginn(1)                               Director, Senior Vice President and Chief Distribution Officer
Robert J. Scheinerman                              President, Group Retirement
Glenn R. Harris                                    Executive Vice President
Charles S. Shamieh(2)                              Executive Vice President, Head of Legacy Portfolio
Eric S. Levy                                       Executive Vice President
Don W. Cummings(2)                                 Senior Vice President and Controller
Kevin K. DePeugh (5)                               Senior Vice President and Chief Information Security Officer
William C. Kolbert(5)                              Senior Vice President and Business Information Officer
Kyle L. Jennings                                   Senior Vice President and Chief Compliance Officer
Sabyasachi Ray(3)                                  Senior Vice President and Chief Operations Officer
Christine A. Nixon(1)                              Senior Vice President and General Counsel
Kara R. Boling                                     Senior Vice President, Operations
Yoav Tamir(1)                                      Senior Vice President, Market Risk Management
Craig A. Anderson                                  Senior Vice President and Life Controller
Timothy L. Gladura                                 Vice President
Julie Cotton Hearne                                Vice President and Secretary
Manda Ghaferi(1)                                   Vice President
Christina M. Haley (1)                             Vice President, Product Filing
Mary M. Newitt (1)                                 Vice President, Product Filing
Tracey E. Harris                                   Vice President, Product Filing
Frank Kophamel                                     Vice President and Appointed Actuary
Mallary L. Reznik(1)                               Vice President and Assistant Secretary
Michael J. Kirincic (4)                            Vice President and Tax Officer
T. Clay Spires                                     Vice President and Tax Officer
Daniel R. Cricks                                   Vice President and Tax Officer
Josephine B. Lowman                                Vice President and Tax Officer
Justin J.W. Caulfield(2)                           Vice President and Treasurer
Michelle D. Campion(3)                             Vice President
Jeffrey S. Flinn                                   Vice President
Jennifer N. Miller(3)                              Vice President
Melissa H. Cozart                                  Privacy Officer
Erin N. Elliott                                    Anti-Money Laundering and Economic Sanctions Compliance Officer
Lisa K. Gerhart                                    Vice President and Assistant Life Controller
Jennifer A. Roth(1)                                Vice President, 38a-1 Compliance Officer
Rosemary Foster                                    Assistant Secretary
Michael Plotkin(6)                                 Assistant Tax Officer
Virginia N. Puzon(1)                               Assistant Secretary
Laszlo Kulin(4)                                    Investment Tax Officer
Alireza Vaseghi(4)                                 Managing Director and Chief Operating Officer, Institutional
                                                   Markets

--------
(1)   21650 Oxnard Street, Woodland Hills, CA 91367

(2)   175 Water Street, New York, NY 10038

(3)   777 S. Figueroa Street, Los Angeles, CA 90017

(4)   80 Pine Street, New York, NY 10005

(5)   50 Danbury Road, Wilton, CT 06897

(6)   2000 American General Way, Brentwood, TN 37027


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0000005272-17-000017, filed on February 23, 2017. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS

No contracts have been issued as of the date of this filing.


ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) AIG Capital Services, Inc. acts as distributor for the following investment companies:


     AMERICAN GENERAL LIFE INSURANCE COMPANY
     Variable Separate Account
     Variable Annuity Account One
     Variable Annuity Account Two
     Variable Annuity Account Four
     Variable Annuity Account Five
     Variable Annuity Account Seven
     Variable Annuity Account Nine
     Separate Account A
     Separate Account D
     Separate Account I
     Separate Account II
     Separate Account VA-1
     Separate Account VA-2
     Separate Account VL-R
     Separate Account VUL
     Separate Account VUL-2
     AG Separate Account A

     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK FS Variable Separate Account
     FS Variable Annuity Account One
     FS Variable Annuity Account Two
     FS Variable Annuity Account Five
     Separate Account USL VA-R
     Separate Account USL VL-R
     Separate Account USL A
     Separate Account USL B


     THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
     Separate Account A

(b)  Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                                          POSITION
------------------------------ ------------------------------------------------------------------
   Peter A. Harbeck(1)         Director
   Stephen A. Maginn           Director, Senior Vice President
   James T. Nichols(1)         Director, President and Chief Executive Officer
   Frank Curran(1)             Vice President, Chief Financial Officer, Chief Operation Officer,
                               Controller and Treasurer
   Rebecca Snider(2)           Chief Compliance Officer
   John T. Genoy(1)            Vice President
   Mallary L. Reznik           Vice President
   Christine A. Nixon          Secretary
   Julie A. Cotton Hearne(2)   Assistant Secretary
   Rosemary Foster(2)          Assistant Secretary
   Virginia N. Puzon           Assistant Secretary
   T. Clay Spires(2)           Vice President, Tax Officer
   Michael E. Treske           Chief Distribution Officer, Mutual Funds and Variable Annuities

     --------
      * Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4997.

     (1) Principal business address is Harborside 5, 185 Hudson Street, Jersey City, NJ 07311.

     (2)   Principal business address 2919 Allen Parkway, Houston, TX 77019.

(c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The Variable Annuity Life Insurance Company at its principal executive office located at 2929 Allen Parkway, Houston, Texas 77019.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.


ITEM 32.  UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the contract owners, to the following undertakings:

   1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

   2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

   3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                               POWERS OF ATTORNEY

Each person whose signature appears below hereby appoints MALLARY REZNIK AND MANDA GHAFERI, and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.


                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 13th day of October, 2017.


                                       THE VARIABLE ANNUITY LIFE INSURANCE
                                       COMPANY SEPARATE ACCOUNT A
                                       (Registrant)


                                       BY: THE VARIABLE ANNUITY LIFE INSURANCE
                                       COMPANY
                                          (On behalf of the Registrant and
                                       itself)


                                       BY: /s/  CRAIG A. ANDERSON
                                          -------------------------------------
                                          CRAIG A. ANDERSON
                                          SENIOR VICE PRESIDENT AND LIFE
                                          CONTROLLER




As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.


            SIGNATURE                                       TITLE                                 DATE
---------------------------------   ----------------------------------------------------   -----------------
/s/  KEVIN T. HOGAN                     Director, Chairman of the Board and President      October 13, 2017
------------------------------
KEVIN T. HOGAN

/s/  AXEL P. ANDRE                     Director, Senior Vice President and Chief Risk      October 13, 2017
------------------------------                             Officer
AXEL P. ANDRE

/s/  THOMAS J. DIEMER                   Director, Executive Vice President and Chief       October 13, 2017
------------------------------                        Financial Officer
THOMAS J. DIEMER

/s/  DEBORAH A. GERO                      Director, Senior Vice President and Chief        October 13, 2017
------------------------------                       Investment Officer
DEBORAH A. GERO

/s/  JANA W. GREER                          Director and Chief Executive Officer           October 13, 2017
------------------------------
JANA W. GREER

/s/  ELIAS F. HABAYEB                                     Director                         October 13, 2017
------------------------------
ELIAS F. HABAYEB

/s/  MICHAEL P. HARWOOD              Director, Senior Vice President, Chief Actuary and    October 13, 2017
------------------------------                 Corporate Illustration Actuary
MICHAEL P. HARWOOD

/s/  STEPHEN A. MAGINN                    Director, Senior Vice President and Chief        October 13, 2017
------------------------------                      Distribution Officer
STEPHEN A. MAGINN

/s/  DON W. CUMMINGS                        Senior Vice President and Controller           October 13, 2017
------------------------------
DON W. CUMMINGS